Filed Pursuant to Rule 424B3
Registration File No. 333-124918

PROSPECTUS

UVUMOBILE, INC.

11,872,020 Shares
of
Common Stock

This prospectus relates to the resale, from time to time, of up to 11,872,020 shares of uVuMobile, Inc. common stock by the selling stockholders named in this prospectus in the section “Selling Stockholders,” including their pledgees, assignees and successors-in-interest, whom the Company collectively refer to in this document as the “Selling Stockholders.” The Company completed a number of private placement transactions pursuant to which it issued to the Selling Stockholders warrants to purchase up to an aggregate of 11,872,020 shares of common stock (the “Warrants”). The common stock being offered in this prospectus may include shares issued pursuant to the exercise of the Warrants. The common stock offered by this prospectus shall be adjusted to cover any additional securities as may become issuable to prevent dilution resulting from stock splits, stock dividends or similar transactions.  The Company will not receive any of the proceeds from the sale of any of the shares covered by this prospectus. References in this prospectus to “the Company,” “we,” “our,” and “us” refer to uVuMobile, Inc.

uVuMobile’s common stock is traded on the Over-the-Counter Bulletin Board under the symbol “UVUM.” On May 27, 2008, the last reported sale price for the Company’s common stock was $0.05 per share.

An investment in shares of our common stock involves a high degree of risk. You should carefully consider the “Risk Factors” beginning on page 4 before you decide whether to invest in shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 4, 2008

You should rely only on the information contained or incorporated by reference in this prospectus and in any accompanying prospectus supplement. The Company has not, and the Selling Stockholders have not, authorized anyone to provide you with differing information. This prospectus is not an offer to sell, nor is it an offer to buy, these shares of common stock in any jurisdiction where the offer is not permitted. The information in this prospectus is accurate as of the date on the front cover of this prospectus, but the information may have changed since that date.

Unless the context otherwise requires, all references to “uVuMobile,TM” the “Company,” “we,” “us” or “our” refers to uVuMobile, Inc. and its subsidiary. References in this report to annual financial data for uVuMobile refer to fiscal years ended December 31.

General information about uVuMobile can be found at www.uvumobile.com. The Company makes its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to these reports filed or furnished pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 available free of charge on its Website, as soon as reasonably practicable after they are electronically filed with the SEC. The information on the Company’s Website is not incorporated into this report.

FORWARD-LOOKING STATEMENTS

The information contained in this Prospectus, including the information incorporated by reference into this Prospectus, includes forward-looking statements as defined in the Private Securities Reform Act of 1995.  Forward looking statements are based on current expectations rather than historical facts and they are indicated by words or phrases such as “anticipate,” “could,” “may,” “might,” “potential,” “predict,” “should,” “estimate,” “expect,” “project,” “believe,” “intend,” “plan,” “envision,” “continue,” “target,” “contemplate,” or “will” and similar words or phrases or comparable terminology.  These statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed for the reasons described in this Prospecuts.  You should not place undue reliance on these forward-looking statements.

You should be aware that our actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including:

•	general economic conditions;

•	significant uncertainty inherent in the mobile entertainment services industry;

•
we face intense and increasing competition from the telecommunications industry and the satellite and cable television industry; new competitors are likely to emerge and new technologies may further increase competition;

•	our programming costs may increase beyond our current expectations and we may be unable to obtain or renew programming agreements on acceptable terms or at all;

•
we are heavily dependent on complex information technologies and their support infrastructures; weaknesses in our information technology systems could have an adverse impact on our business; we may have difficulty attracting and retaining qualified personnel to maintain our information technology infrastructure;

•	lack of funding to continue our operations and our ability to obtain future financing or funds;

•	our ability to successfully obtain a diverse customer base or retain our existing customers;

•	our ability to protect our intellectual property through patents, trademarks, copyrights and confidentiality agreements;

•	our ability to attract and retain a qualified employee base;

•	our ability to respond to new developments in technology and new applications of existing technology before our competitors;

•
our ability to develop, maintain and enhance our strategic relationships with wireless carriers, multi-service operators (MSO’s), handset manufacturers and distributors, key streaming media technology companies and content providers;

•	acquisitions, business combinations, strategic partnerships, divestures, and other significant transactions may involve additional uncertainties;

•	our ability to maintain and execute a successful business strategy; and

•	we may face other risks described from time to time in periodic and current reports we file with the United States Securities and Exchange Commission (“SEC”).

You should also consider carefully the statements under “Risk Factors” and other sections of this Prospectus, which address additional factors that could cause actual results to differ from those set forth in the forward-looking statements and could materially and adversely affect the Company’s business, operating results and financial condition. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the applicable cautionary statements.

PROSPECTUS SUMMARY

The Company

uVuMobile, Inc. (hereinafter sometimes referred to as  “uVuMobile™,” the “Company,” “we,” “us,” or “our”) is a provider of video content distribution services and technology.

Incorporated in 1984, the Company acquired OVT, Inc., d/b/a SmartVideo, in November 2002, subsequently changing its name to SmartVideo Technologies, Inc., and in June 2007, the Company changed its name to uVuMobile, Inc.  Although the core business of the Company has remained constant, the Company has changed its focus from distributing business-to-business services to the distribution of video content to consumers.

Since 2002, the Company has been a provider of technology engaged in the aggregation and distribution of streaming video content to consumers connected to the public Internet. The Company has been in the business of purchasing the rights to video and television content and delivering that content to subscribers for a fee. Additionally, the Company also provides managed services for Internet network operators (carriers) and for major producers, owners and distributors of content. The Company intends to continue expanding its market opportunities by delivering video services to all forms of devices capable of receiving an Internet Protocol (IP) data stream and rendering that data stream into visible images on displays.

In January 2005, the Company launched its direct-to-consumer mobile video service providing its customers with access to high-quality video programming that is transmitted directly to SmartPhone cellular handsets and to Wi-Fi enabled PDA devices. In addition, the Company has developed Real Time Streaming Protocol (RTSP) and Java 2 Platform, Micro Edition (J2ME) compatibility.

During the fourth quarter of 2006, the Company expanded its product offerings to include a new suite of mobile technology and content solutions, bringing together a myriad of implementation choices, business models and marketing plans. The Company believes these new products will aid its customers that are seeking to capitalize on mobile technology opportunities. These new media services combine TV, radio, and other media platforms with user-friendly personalization, interactivity and targeted advertising.

The Offering

This prospectus relates to the offer and sale from time to time of up to 11,872,020 shares of our common stock by the Selling Stockholders. Of the shares registered for resale through this prospectus, 6,288,165 shares were issued or are issuable in connection with our March 2005 private placement as follows: (1) 1,761,345 shares were sold to investors in the private placement, (2) 4,109,820 shares are issuable upon exercise of warrants, exercisable for a period of five years commencing on March 29, 2005, at a price of $0.75 per share (after giving effect to the provisions in the warrant agreement regarding the adjustment of the exercise price and number of shares issuable in as a result of the private placement that closed on October 31, 2005 in which we sold shares of the Preferred Stock at a price of $0.75 per share), sold to investors in the private placement, and (3) 417,000 shares are issuable upon exercise of a warrant, exercisable for a period of five years commencing on March 29, 2005 at a price of $0.75 per share (after giving effect to the provisions in the warrant agreement regarding the adjustment of the exercise price and number of warrant shares issuable in conjunction with the private placement which closed effective October 31, 2005 in which we sold shares of the Preferred Stock at a price of $0.75 per share), issued to the finder of the private placement, Forte Capital Partners, LLC (“Forte”), as a finders fee. Of the shares registered for resale through this prospectus, 508,518 shares were issued or are issuable in connection with our December 2004 private placement as follows: (1) 339,012 shares were sold to investors in the private placement and (2) 169,506 shares are issuable upon exercise of warrants, exercisable for a period of five years commencing on December 31, 2004, at a price of $3.50 per share, sold to investors in the private placement. Of the remaining 5,075,337 shares registered for resale through this prospectus, (1) 2,063,671 shares were sold to investors in various private placement transactions, (2) 2,311,666 shares are issuable upon exercise of warrants, at various expiration dates and exercise prices, sold to investors in various private placement transactions and (3) 700,000 shares are issuable upon exercise of a warrant, exercisable for a period of five years, at a price of $0.75 per share (after giving effect to the provisions in the warrant agreement regarding the adjustment of the exercise price and number of shares issuable in as a result of the private placement that closed on October 31, 2005 in which we sold shares of the Preferred Stock at a price of $0.75 per share), issued to Forte, in connection with a consulting agreement.

The Selling Stockholders may sell these shares in the over-the-counter market or otherwise, at market prices prevailing at the time of sale, at prices related to the prevailing market price, or at negotiated prices. We will not receive any proceeds from the sale of shares by the Selling Stockholders.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing the Company. Additional risks not presently known to the Company or that it currently believes are immaterial may also impair its business operations. The Company’s business could be harmed by any of these risks. The trading price of its common stock could decline due to any of these risks and you may lose all or part of your investment. In assessing these risks, you should also refer to the other information contained in this report, including our consolidated financial statements and related notes.

Risks Related to The Company’s Business

uVuMobile’s independent auditor’s report contains a going concern qualification, and the Company continues to experience losses from operations.

The report of the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2007, contains an explanatory paragraph which states that the Company has suffered recurring losses from operations and a working capital deficiency that raise substantial doubt about its ability to continue as a going concern. The Company has incurred substantial net losses of $19,740,274, $24,488,876 and $8,841,345 for the years ended December 31, 2005, 2006 and 2007, respectively.

As of the three months ended March 31, 2008, the Company had an accumulated deficit of $74,689,916, a net loss of $1,156,839 and cash flows used in operations of $725,098.  The Company’s ability to continue its operations is contingent upon obtaining additional financing and attaining profitable operations.

The Company has used the proceeds received from private placements conducted in March, November and December 2005, July 2006 and December 2007 for the acquisition of programming rights, marketing and sales initiatives, and further improvements to its technology, as well as to increase staffing levels to support these marketing and technology efforts, all of which will adversely affect operating results until revenues from sales of its services reach a level at which operating costs can be supported. In the Company’s efforts to strengthen its marketing and sales initiatives of the distribution of its services, it is critical that the Company obtain distribution partners in order to begin generating revenues.

The Company did not generate cash flows from operating activities during 2007 sufficient to offset its operating expenditures. Based on the information currently available regarding its proposed plans and assumptions relating to operations, the Company anticipates that the net proceeds from its last financing in 2007, together with projected cash flow from operations, will not be sufficient to meet its cash requirements for working capital and capital expenditures beyond the second quarter of 2008. As a result, it will be necessary for the Company to secure additional financing to support its operations. There can be no assurance that the Company will be able to obtain such financing on acceptable terms, or at all. If adequate funds are not available or not available on acceptable terms, the Company will be unable to continue as a going concern. The Company currently has no firm commitments for any additional capital.

uVuMobile has a limited operating history and insufficient revenue to generate positive cash flows from its operations.

The Company formally launched its Internet based products and services in 2003. To date, it has earned only minimal revenue from these services and the revenue is presently insufficient to generate positive cash flows from its operations. Additionally, the income potential of its business and from its markets is unproven. Because of the emerging nature of the mobile entertainment industry, its executives have limited experience in it. As a young company operating in an emerging market, uVuMobile face risks and uncertainties relating to its ability to implement its business plan successfully. The Company’s future revenues and success depend significantly upon acceptance of its mobile entertainment services and the mobile entertainment industry as a whole. The Company’s future revenues and success also depend on the development of revenue growth from its services. The Company’s ability to successfully introduce new services and the expected benefits to be obtained from these new services may be adversely affected by a number of factors, such as unforeseen costs and expenses, technological changes, economic downturns, and competitive factors or other events beyond its control. The Company incurred operating losses in fiscal 2007 and cannot be assured that it will successfully market any services, or operate profitably in the future.

The Company’s quarterly financial results will continue to fluctuate, making it difficult to forecast its operating results.

The Company’s quarterly operating results have fluctuated in the past, and it expects its revenues and operating results may vary significantly from quarter-to-quarter due to a number of factors, many of which are beyond its control, including:

•	variability in demand and usage for its product and services;

•	market acceptance of new and existing services offered by the Company, its competitors and potential competitors; and

•	governmental regulations affecting the use of the Internet, including regulations concerning intellectual property rights and security features.

The Company’s current and future levels of expenditures are based primarily on its growth plans and estimates of expected future revenues. Such expenditures are primarily fixed in the short-term and its sales cycle can be lengthy. Accordingly, the Company may not be able to adjust spending or generate new revenue sources timely to compensate for any shortfall in revenues. If the Company’s operating results fall below the expectation of investors, its stock price will likely decline significantly.  In addition, potential fluctuations in its operating results could lead to fluctuations in the market price for its common stock.

Since the Company expects to continue incurring net losses, it may not be able to implement its business strategy and the price of its stock may decline.

As of March 31, 2008, the Company had an accumulated deficit of $74,689,916. The Company has incurred net losses quarterly from inception through March 31, 2008, and it expects to continue to incur net losses for the foreseeable future.

Accordingly, the Company’s ability to operate its business and implement its business strategy may be hampered by negative cash flows in the future, and the value of its stock may decline as a result. The Company’s capital requirements may vary materially from those currently planned if, for example, the Company incurs unforeseen capital expenditures or unforeseen operating expenses or make investments to maintain its competitive position.  If this is the case, the Company may have to delay or abandon some or all of its development plans or otherwise forego market opportunities. The Company will need to generate significant additional revenues to be profitable in the future, and it may not generate sufficient revenues to be profitable on either a quarterly or annual basis in the future. To address the risks and uncertainties facing its business strategy, the Company must, among other things:

•	achieve broad customer adoption and acceptance of its products and services;

•	successfully raise additional capital in the future;

•	successfully integrate, leverage and expand its sales force;

•	successfully scale its current operations;

•	implement and execute its business and marketing strategies;

•	address intellectual property rights issues that affect its business;

•	develop and maintain strategic relationships to enhance the development and marketing of its existing and new products and services; and

•	respond to competitive developments in the mobile entertainment services industry.

The Company may not be successful in achieving any or all of these business objectives in a cost-effective manner, if at all, and the failure to achieve these could have a serious adverse impact on its business, results of operations and financial position. Each of these objectives may require significant additional expenditures on its part. Even if the Company ultimately does achieve profitability, it may not be able to sustain or increase profitability on a quarterly or annual basis.

The Company’s failure to respond to rapid changes in technology and its applications and intense competition in the mobile entertainment services industry products could make its services obsolete.

The mobile entertainment services industry is subject to rapid and substantial technological development and product innovations. To be successful, the Company must respond to new developments in technology, new applications of existing technology and new treatment methods. The Company’s response may be stymied if it requires, but cannot secure, rights to essential third-party intellectual property. The Company competes against numerous companies offering alternative systems, some of which have greater financial, marketing and technical resources to utilize in pursuing technological development. The Company’s financial condition and operating results could be adversely affected if its mobile entertainment services fail to compete favorably with these technological developments, or if it fails to be responsive in a timely and effective manner to competitors’ new services or price strategies.

The Company’s success is dependent on the performance and retention of its executive officers, consultants and key employees.

The Company’s business and operations are substantially dependent on the performance of its executive officers and key employees, including William Loughman, Scott Hughes and Ronald A. Warren. The Company does not maintain “key person” life insurance on any of its executive officers. The loss of one or several executives could seriously harm its business. Any reorganization or reduction in the size of its employee base could harm its ability to attract and retain other valuable employees critical to the success of its business.

The Company’s mobile entertainment services and any of its future services may fail to gain market acceptance, which would adversely affect its competitive position.

The Company has not conducted any independent studies with regard to the feasibility of its proposed business plan, present and future business prospects and capital requirements. The Company has generated limited commercial distribution for its mobile entertainment services. The Company’s services may fail to gain market acceptance and its infrastructure to enable such expansion is still limited. Even if adequate financing is available and its services are ready for market, it cannot be certain that its services will find sufficient acceptance in the marketplace to fulfill its long and short-term goals. Failure of its services to achieve market acceptance would have a material adverse effect on its business, financial condition and results of operations.

The Company depends on a limited number of customers and distribution channels for a majority of its revenues so the loss of, or delay in payment from one or a small number of customers or distribution channel partners could have a significant impact on its revenues and operating results.

During 2007, the Company experienced a shift from a business-to-business model to a subscription-based model reducing much of its reliance on revenues from related parties.  The Company is in the process of developing relationships with distribution channel partners to increase the size of its customer base. The Company cannot successfully accomplish its business objectives by relying solely on its existing customer base. If the Company is unsuccessful in increasing and broadening its customer base, its ability to maintain and grow its business will suffer.

Average selling prices of the Company’s products and services may decrease, which may harm its gross margins.

The average selling prices of the Company’s products and services may be lower than expected as a result of competitive pricing pressures and promotional programs. The Company expects to experience pricing pressure and anticipates that the average selling prices and gross margins for its products may decrease over product life cycles. The Company may not be successful in developing and introducing on a timely basis new products with enhanced features and services that can be sold at higher gross margins.

The Company may face third-party intellectual property infringement claims and other related claims that could severely impact its business.

It may be alleged that the Company is liable to third-parties for certain legal matters relating to video, music, software, and other content that it encodes, distributes, or makes available to its customers if, among other things:

•	the content or the performance of its services violates third-party copyright, trademark, or other intellectual property rights;

•	its customers violate the intellectual property rights of others by providing content to the Company or by having it perform digital media services; or

•	content that the Company encodes or otherwise handles for its customers is deemed obscene, indecent, or defamatory.

Any alleged liability could damage its business by damaging its reputation, requiring the Company to incur legal costs in defense, exposing it to awards of damages and costs and diverting management’s attention, all which could have an adverse effect on its business, results of operations and financial condition. The Company’s customers generally agree to hold the Company harmless from claims arising from their failure to have the right to encode or distribute multimedia software and other content given to the Company for that purpose. However, in some cases the Company may not be able to obtain such agreements or customers may contest this responsibility or not have sufficient resources to defend claims. In addition, the Company has limited insurance coverage for claims of this nature and may not be able to cover losses above its insurance coverage limits.

Because the Company hosts, streams and deploys audio and video content on or from its Websites for customers and provide services related to digital media content, it faces potential liability or alleged liability for negligence, infringement of copyright, patent, or trademark rights, defamation, indecency and other claims based on the nature and content of the materials. Claims of this nature have been brought and sometimes successfully made against content distributors. In addition, the Company could be exposed to liability with respect to the unauthorized duplication of content or unauthorized use of other parties’ proprietary technology. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage or any alleged liability could harm the Company’s business.

The Company cannot be certain that third-parties will not claim infringement by it with respect to past, current, or future technologies. The Company expects that participants in its markets will be increasingly subject to infringement claims as the number of services and competitors in its industry segment grows. In addition, these risks are difficult to quantify in light of the continuously evolving nature of laws and regulations governing the Internet. Any claim relating to proprietary rights, whether meritorious or not, could be time-consuming, result in costly litigation, cause service upgrade delays or require the Company to enter into royalty or licensing agreements, and the Company cannot be sure that it will have adequate insurance coverage or that royalty or licensing agreements will be made available on terms acceptable to it or at all.

The Company cannot be certain that it will be able to protect its intellectual property, which could harm its business.

The Company’s intellectual property is critical to its business, and it seeks to protect its intellectual property through copyrights, trademarks, patents, trade secrets, confidentiality provisions in its customer, supplier, potential investors, and strategic relationship agreements, nondisclosure agreements with third-parties, and invention assignment agreements with its employees and contractors. The Company cannot be certain that measures it takes to protect its intellectual property will be successful or that third-parties will not develop alternative solutions that do not infringe upon its intellectual property.

Further, the Company plans to offer its mobile entertainment services and applications to customers worldwide including customers in foreign countries that may offer less protection for its intellectual property than the United States. The Company’s failure to protect against misappropriation of its intellectual property, or claims that it is infringing the intellectual property of third-parties could have a negative effect on its business, results of operations and financial condition.

The Company will rely on strategic relationships to promote its services and for access to licensed technology; if the Company fails to develop, maintain or enhance these relationships, its ability to serve its customers and develop new services and applications could be harmed.

The Company’s ability to provide its services to users of multiple technologies and platforms depends significantly on its ability to develop, maintain or enhance its strategic relationships with wireless carriers, handset distributors, key streaming media technology companies and content providers. The Company will rely on these relationships for licensed technology and content. Obtaining comprehensive multimedia content licenses is challenging, as doing so may require the Company to obtain copyright licenses with various third-parties in the fragmented multimedia recording and publishing industries. These copyrights often address differing activities related to the delivery of digital media, including reproduction and performance, some of which may require separate licensing arrangements from various rights holders such as publishers, content providers, artists and record labels. The effort to obtain the necessary rights by such third-parties is often significant, and could disrupt, delay, or prevent the Company from executing its business plans. Because of the large number of potential parties from which the Company must obtain licenses, it may never be able to obtain a sufficient number of licenses to allow it to provide services that will meet its customers’ expectations.

Due to the evolving nature of its industry, the Company will need to develop additional relationships to adapt to changing technologies and standards and to work with newly emerging companies with whom it does not have pre-existing relationships. The Company cannot be certain that it will be successful in developing new relationships or that its partners will view these relationships as significant to their own business, or that its partners will continue their commitment to the Company in the future. If the Company is unable to maintain or enhance these relationships, it may have difficulty strengthening its technology development and increasing the adoption of its brand and services.

Competition may decrease the Company’s market share, revenues, and gross margins.

The Company faces intense and increasing competition in the multimedia broadcast market. If it does not compete effectively or if it experiences reduced market share from increased competition, its business will be harmed.  In addition, the more successful the Company is in the emerging market for multimedia broadcast services, the more competitors are likely to emerge. The Company believes that the principal competitive factors in its market include:

•	service functionality, quality and performance;

•	ease of use, reliability and security of services;

•	establishing a significant base of customers and distribution partners;

•	ability to introduce new services to the market in a timely manner;

•	customer service and support; and

•	pricing.

Although the Company does not currently compete against any one entity with respect to all aspects of multimedia broadcast products and services, there are various competitors that provide various products and services in the following categories:

•	collaboration, which provides for document and application sharing as well as user interactivity;

•	live video and streaming multimedia;

•	hosted services;

•	training, which provides e-learning applications; and

•	on-premise software

There are a number of companies, such as Verizon, Sprint and MobiTV, among others, that provide outsourced digital media services. As the multimedia broadcast market continues to develop, the Company expects to see increased competition from traditional telecommunication service providers or resellers of those services. The Company also faces competition from the in-house encoding services, streaming networks and content management systems and encoding services.

All of the Company’s competitors have substantially more capital, longer operating histories, greater brand recognition, larger customer bases and significantly greater financial, technical and marketing resources than it does. These competitors may also engage in more extensive development of their technologies, adopt more aggressive pricing policies and establish more comprehensive marketing and advertising campaigns than the Company can.  The Company’s competitors may develop products and service offerings that it does not offer or that are more sophisticated or more cost effective than its own. For these and other reasons, its competitors’ products and services may achieve greater acceptance in the marketplace than its own, limiting the Company’s ability to gain market share and customer loyalty and to generate sufficient revenues to achieve a profitable level of operations. The Company’s failure to adequately address any of the above factors could harm its business and operating results.

The Company’s industry is experiencing consolidation that may intensify competition.

The multimedia broadcast services industries are undergoing substantial change that has resulted in increasing consolidation and a proliferation of strategic transactions. Many companies in these industries have been going out of business or are being acquired by larger entities. As a result, the Company is increasingly competing with larger competitors that have substantially greater resources than it does.  The Company expects this consolidation and strategic partnering to continue. Acquisitions or strategic relationships could harm it in a number of ways.  For example:

•
competitors could acquire or enter into relationships with companies with which the Company has strategic relationships and discontinue its relationship, resulting in the loss of distribution opportunities for its products and services or the loss of certain enhancements or value-added features to its products and services;

•
competitors could obtain exclusive access to desirable multimedia content and prevent that content from being available in certain formats, thus decreasing the use of the Company’s products and services to distribute and experience the content that audiences most desire, and hurting its ability to attract customers;

•	a competitor could be acquired by a party with significant resources and experience that could increase the ability of the competitor to compete with the Company’s products and services; and

•
other companies with related interests could combine to form new, formidable competition, which could preclude the Company from obtaining access to certain markets or content, or which could dramatically change the market for its products and services.

Any of these results could put the Company at a competitive disadvantage that could cause it to lose customers, revenue and market share. They could also force the Company to expend greater resources to meet the competitive threat, which could also harm its operating results.

If the Company fails to enhance its existing services and product applications or develop and introduce new multimedia broadcast services, applications and features in a timely manner to meet changing customer requirements and emerging industry trends or standards, its ability to grow its business will suffer.

The market for multimedia broadcast service solutions is characterized by rapidly changing technologies and short product life cycles. These market characteristics are heightened by the emerging nature of the Internet and the continuing trend of companies from many industries to offer Internet-based applications and services. The widespread adoption of the new Internet, networking, streaming media, or telecommunications technologies or other technological changes could require the Company to incur substantial expenditures to modify or adapt its operating practices or infrastructure. The Company’s future success will depend in large part upon its ability to:

•	identify and respond to emerging technological trends in the market;

•	enhance its products by adding innovative features that differentiate its digital media services and applications from those of its competitors;

•	acquire and license leading technologies;

•	bring multimedia broadcast services and applications to market and scale our business on a timely basis at competitive prices; and

•	respond effectively to new technological changes or new product announcements by others.

The Company will not be competitive unless it continually introduces new services and applications or enhancements to existing services and applications that meet evolving industry standards and customer needs. In the future, the Company may not be able to address effectively the compatibility and operability issues that arise as a result of technological changes and evolving industry standards. The technical innovations required for it to remain competitive are inherently complex, require long development schedules and are dependent in some cases on sole source suppliers. The Company will be required to continue to invest in research and development in order to attempt to maintain and enhance its existing technologies and products, but it may not have the funds available to do so. Even if the Company has sufficient funds, these investments may not serve the needs of customers or be compatible with changing technological requirements or standards. Most development expenses must be incurred before the technical feasibility or commercial viability of new or enhanced services and applications can be ascertained. Revenue from future services and applications or enhancements to services and applications may not be sufficient to recover the associated development costs.

The technology underlying the Company’s services and applications is complex and may contain unknown defects that could harm its reputation, result in product liability or decrease market acceptance of its services and applications.

The technology underlying the Company’s multimedia broadcast services and applications is complex and includes software that is internally developed and software licensed from third-parties. These software products may contain errors or defects, particularly when first introduced or when new versions or enhancements are released. The Company may not discover software defects that affect its current or new services and applications or enhancements until after they are sold. Furthermore, because its digital media services are designed to work in conjunction with various platforms and applications, the Company is susceptible to errors or defects in third-party applications that can result in a lower quality product for its customers. Because its customers depend on the Company for digital media management, any interruptions could:

•	damage its reputation;

•	cause its customers to initiate product liability suits against the Company;

•	decrease its product development resources;

•	cause the Company to lose revenues; and

•	delay market acceptance of its digital media services and applications.

The Company’s business will suffer if its systems fail or its third-party facilities become unavailable.

A reduction in the performance, reliability and availability of the Company’s systems and network infrastructure may harm its ability to distribute its products and services to its customers and other users, as well as harm its reputation and ability to attract and retain customers and content providers. The Company’s systems and operations are susceptible to, and could be damaged or interrupted by, outages caused by fire, flood, power loss, telecommunications failure, Internet breakdown, earthquake and similar events. The Company may not have any redundancy in its Internet multimedia broadcasting facilities and therefore any damage or destruction to these would significantly harm its multimedia broadcasting business. The Company’s systems are also subject to human error, security breaches, power losses, computer viruses, break-ins, “denial of service” attacks, sabotage, intentional acts of vandalism and tampering designed to disrupt its computer systems, Websites and network communications. This could lead to slower response times or system failures.

The Company’s operations also depend on receipt of timely feeds from its content providers, and any failure or delay in the transmission or receipt of such feeds could disrupt its operations.  The Company also depends on Web browsers, ISPs and online service providers to provide access over the Internet to its product and service offerings. Many of these providers have experienced significant outages or interruptions in the past, and could experience outages, delays and other difficulties due to system failures unrelated to its systems. These types of interruptions could continue or increase in the future.

The Company’s digital distribution activities are managed by sophisticated software and computer systems.  The Company must continually develop and update these systems over time as its business and business needs grow and change; these systems may not adequately reflect the current needs of its business.  The Company may encounter delays in developing these systems, and the systems may contain undetected errors that could cause system failures. Any system error or failure that causes interruption in availability of products or content or an increase in response time could result in a loss of potential or existing business services, customers, users, advertisers or content providers. If the Company suffers sustained or repeated interruptions, its products, services and Websites could be less attractive to such entities or individuals and its business could be harmed.

Significant portions of its business are dependent on providing customers with efficient and reliable services to enable customers to broadcast content to large audiences on a live or on-demand basis.  The Company operations are dependent in part upon transmission capacity provided by third-party telecommunications network providers. Any failure of such network providers to provide the capacity it requires may result in a reduction in, or interruption of, service to its customers. If the Company does not have access to third-party transmission capacity, it could lose customers and, if the Company is unable to obtain such capacity on terms commercially acceptable, its business and operating results could suffer.

The Company’s computer and communications infrastructure is located at a single leased facility in Atlanta, Georgia.  The Company does not have fully redundant systems, and it may not have adequate business interruption insurance to compensate it for losses that may occur from a system outage. Despite its efforts, the Company’s network infrastructure and systems could be subject to service interruptions or damage and any resulting interruption of services could harm its business, operating results and reputation.

Government regulation could adversely affect the Company’s business prospects.

The Company does not know with certainty how existing laws governing issues such as property ownership, copyright and other intellectual property issues, taxation, illegal or obscene content, and retransmission of media, personal privacy and data protection will apply to the Internet or to the distribution of multimedia and other proprietary content over the Internet. Most of these laws were adopted before the advent of the Internet and related technologies and therefore do not address the unique issues associated with the Internet and related technologies. Depending on how these laws are developed and are interpreted by the judicial system, they could have the effect of:

•	increasing the Company’s costs due to new or changes in tax legislation;

•	limiting the growth of the Internet;

•	creating uncertainty in the marketplace that could reduce demand for its products and services;

•	limiting its access to new markets which may include countries and technology platforms;

•	increasing its cost of doing business;

•	exposing the Company to significant liabilities associated with content distributed or accessed through its products or services; or

•	leading to increased product and applications development costs, or otherwise harming its business.

Specifically with respect to one aspect of copyright law, on October 28, 1998, the Digital Millennium Copyright Act (or “DMCA”) was enacted. The DMCA includes statutory licenses for the performance of sound recordings and for the making of recordings to facilitate transmissions. Under these statutory licenses, depending on the Company’s future business activities, the Company and its customers may be required to pay licensing fees in connection with digital sound recordings it delivers or its customers provide on their Website and through retransmissions of radio broadcasts and/or other audio content.

Because of this rapidly evolving and uncertain regulatory environment, both domestically and internationally, the Company cannot predict how existing or proposed laws and regulations might affect its business. In addition, these uncertainties make it difficult to ensure compliance with the laws and regulations governing digital music. These laws and regulations could harm the Company by subjecting it to liability or forcing it to change its business.

The Company’s stock price has been and continues to be volatile.

The market price for the Company’s common stock could fluctuate due to various factors. These factors include:

•	announcements regarding developments in its business, acquisitions and financing transactions;

•	announcements by the Company or its competitors of new contracts, technological innovations or new products;

•	changes in government regulations;

•	fluctuations in its quarterly and annual operating results; and

•	general market conditions.

In addition, the stock markets have, in recent years, experienced significant price fluctuations. These fluctuations often have been unrelated to the operating performance of the specific companies whose stock is traded. Market fluctuations, as well as economic conditions, have adversely affected, and may continue to adversely affect, the market price of the Company’s common stock.

The Company needs to raise additional capital in the future, and if it is unable to secure adequate funds on terms acceptable to the Company, it will be unable to execute its business plan and current stockholders may experience significant dilution.

As of March 31, 2008, the Company had approximately $352,957 in cash.  The Company’s anticipates, based upon its proposed plans and assumptions relating to operations that the net proceeds of approximately $2 million from the closing of its most recent financing in December 2007, together with revenues generated from operations, will not be sufficient to meet its cash requirements for working capital and capital expenditures beyond the second quarter of 2008. There can be no assurance that the Company will be able to obtain additional financing on acceptable terms, or at all. If adequate funds are not available or are not available on acceptable terms, the Company may not be able to pursue its business objectives or remain in operation. This could seriously harm its business, results of operations and financial condition.

If the Company does not secure substantial additional funding to meet its capital needs through the incurrence of debt, it may have to issue additional shares of common stock or other securities convertible into shares of its common stock. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of its current stockholders will be reduced and these securities may have rights and preferences superior to that of its current stockholders. If the Company raises capital through debt financing, it may be forced to accept restrictions affecting its liquidity, including restrictions on its ability to incur additional indebtedness or pay dividends.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of our common stock by the Selling Stockholders, but we will receive the exercise price from the Holders in connection with the exercise of the Warrants.  Any net proceeds from any sale of shares of our common stock covered by this prospectus will be received by the Selling Stockholders.

SELLING STOCKHOLDERS

Of the 11,872,020 shares of our common stock registered for public resale pursuant to this prospectus and listed under the column “Shares Available for Sale Under This Prospectus” on the table set forth below, 5,871,165 shares and 508,518 were issued or are issuable in connection with our March 2005 and December 2004 private placements, respectively, in which we sold shares at $2.25 per share, with investors receiving warrants to purchase shares of common stock with an exercise price of $0.75 per share (after giving effect to the provisions in the warrant agreement regarding the adjustment of the exercise price and number of shares issuable in as a result of the private placement that closed on October 31, 2005 in which we sold shares of the Preferred Stock at a price of $0.75 per share). Our finder, Forté, received a warrant to purchase 417,000 shares of common stock at $0.75 per share (after giving effect to the provisions in the warrant agreement regarding the adjustment of the exercise price and number of shares issuable in as a result of the private placement that closed on October 31, 2005 in which we sold shares of the Preferred Stock at a price of $0.75 per share). The placements were completed on March 29, 2005 and December 31, 2004. These shares of our common stock are included in this prospectus pursuant to registration rights we granted in connection with the private placements.

Of the remaining 5,075,337 shares of our common stock registered for public resale pursuant to this prospectus and listed under the column “Shares Available for Sale Under This Prospectus” on the table set forth below, 4,375,337 shares were issued in connection with various private placements, at various exercise prices and 700,000 shares were issued to Forte in connection with a consulting agreement. These shares of our common stock are included in this prospectus pursuant to the registration rights we granted in connection with the private placements and consulting agreement, respectively.

The table below has been prepared based upon the information furnished to us by the selling stockholders as of May 27, 2008. The applicable percentages of beneficial ownership are based on an aggregate of 77,483,320 shares of our Capital Stock (including 133,333 shares of Preferred Stock currently convertible in one share of common stock each) issued and outstanding on May 27, 2008 or subject to issuance upon exercise of options and warrants, adjusted as may be required by rules promulgated by the SEC. We are not able to estimate the amount of shares that will be held by each Selling Stockholder after the completion of this offering because: (1) the Selling Stockholders may sell less than all of the shares registered under this prospectus; (2) the Selling Stockholders may exercise less than all of their warrants; and (3) to our knowledge, the Selling Stockholders currently have no agreements, arrangements or understandings with respect to the sale of any of their shares. The following table assumes that all of the currently outstanding warrants will be exercised into common stock and all of the shares being registered pursuant to this prospectus will be sold. The Selling Stockholders are not making any representation that any shares covered by this prospectus will be offered for sale. Except as otherwise indicated, based on information provided to us by each Selling Stockholder, the Selling Stockholders have sole voting and investment power with respect to their shares of common stock.

Name of Selling Stockholder	Number of Shares of Common Stock Owned Before the Offering (1)	Percent of Common Stock Owned Before the Offering	Shares Available for Sale Under This Prospectus (1)	Number of Shares of Common Stock To Be Owned After Completion of the Offering	Percent of Common Stock to be Owned After Completion of the Offering
Randy D. Abeles	44,152	*	37,040	7,112	*
William B. Bandy	762,500	*	762,500	-	*

Name of Selling Stockholder	Number of Shares of Common Stock Owned Before the Offering (1)	Percent of Common Stock Owned Before the Offering	Shares Available for Sale Under This Prospectus (1)	Number of Shares of Common Stock To Be Owned After Completion of the Offering	Percent of Common Stock to be Owned After Completion of the Offering
Randy D. Abeles	44,152	*	37,040	7,112	*
William B. Bandy	762,500	*	762,500	-	*
William J. Beaton, Jr.	74,073	*	74,073	-	*
William J. Beaton, III Irrevocable Trust	107,409	*	107,409	-	*
Michael & Michelle Benson	37,500	*	37,500	-	*
Thomas Bivens	2,300,437	2.97%	1,054,085	1,246,352	1.61%
Jerry W. Bratton	400,000	*	200,000	200,000	*
Bruce & Donna Breit	100,008	*	33,336	66,672	*
Robert A. Breit	315,000	*	180,000	135,000	*
Kevin P. Brogan	140,000	*	45,000	95,000	*
Robert T. Campbell	105,000	*	45,000	60,000	*
Anthony P. Catinella	45,000	*	45,000	-	*
Jeffrey M. Charatz	19,266	*	14,820	4,446	*
James L. Chittaro	80,558	*	23,334	57,224	*
Joel Cohen	63,558	*	17,334	46,224	*
Johan Cornelissen	6,669	*	6,669	-	*
Louis Cortina	37,500	*	37,500	-	*
Christopher V. Devone	364,425	*	171,000	193,425	*
Lorraine E. Devone	4,200	*	4,000	200	*
Robert J. Donnan	68,152	*	44,447	23,705	*
Enable Capital Management, LLC (2)	888,892	1.15%	888,892	-	*
Forté Capital Partners, LLC (3)(4)(5)	1,709,593	2.21%	1,709,593	-	*
Daniel L. Gallas	15,000	*	15,000	-	*
Joseph Gehlen	37,500	*	37,500	-	*
William D. Glycenfer	15,500	*	10,000	5,500	*
Gregory D. Glyman	375,000	*	375,000	-	*
Andy Gold	100,000	*	100,000	-	*
Robert C. Gruen	33,336	*	33,336	-	*
Alfred Guindi	201,700	*	125,700	76,000	*
Sheriff Guindi	76,000	*	38,000	38,000	*
Lawrence Hanson	180,000	*	60,000	120,000	*
Mark Hestrin	256,666	*	256,666	-	*
Richard M. Himmelman	58,500	*	19,500	39,000	*
Ronald Himmelman	72,335	*	20,001	52,334	*

Name of Selling Stockholder	Number of Shares of Common Stock Owned Before the Offering (1)	Percent of Common Stock Owned Before the Offering	Shares Available for Sale Under This Prospectus (1)	Number of Shares of Common Stock To Be Owned After Completion of the Offering	Percent of Common Stock to be Owned After Completion of the Offering
Steve Himmelman	500,000	*	250,000	250,000	*
Curtis Hoff	30,000	*	30,000	-	*
Glenn J. Hoff	90,000	*	45,000	45,000	*
Interim CFO Solutions LLC (6)	970,000	1.25%	600,000	370,000	*
Geoff Iwamoto	15,000	*	15,000	-	*
William F. Johnson	51,111	*	33,333	17,778	*
JR Squared, LLC (7)	407,407	*	407,407	-	*
Karyn L. Keller	57,560	*	16,668	40,892	*
Ladasa Investments Inc.(11)	96,300	*	74,078	22,222	*
J. Mark Leho	223,334	*	223,334	-	*
Lewis Opportunity Fund LP (12)	83,333	*	83,333	-	*
Anthony Lukus	15,000	*	15,000	-	*
Kelly C. Luthringshausen	12,500	*	7,500	5,000	*
Kevin M. Luthringshausen	15,000	*	15,000	-	*
Stuart & Lesley Mainse	369,262	*	327,780	41,482	*
Meadowbrook Opportunity Fund, LLC (8)	592,593	*	592,593	-	*
Mitchell Metzman	145,000	*	100,000	45,000	*
John G. Musgjerd	37,040	*	37,040	-	*
Dale Newberg	110,333	*	83,333	27,000	*
Nite Capital, LP (9)	888,892	1.15%	888,892	-	*
Ken Pearson	30,000	*	30,000	-	*
Kirby Pearson	94,734	*	62,500	32,234	*
Todd Rowan	41,367	*	22,413	18,954	*
Michael N. Ruggiero	62,500	*	37,500	25,000	*
Herman Rush	132,500	*	52,500	80,000	*
Luigi Santoro	37,500	*	37,500	-	*
Frederick Schuler	56,795	*	37,040	19,755	*
Mark E. Schutz	25,000	*	25,000	-	*
Richard J. Seifert Trust	370,000	*	200,000	170,000	*
Rita M. Seifert Trust	360,000	*	140,000	220,000	*
Ilan Shalit	27,780	*	16,668	11,112	*
John P. Sorin	79,079	*	74,079	5,000	*

Name of Selling Stockholder	Number of Shares of Common Stock Owned Before the Offering (1)	Percent of Common Stock Owned Before the Offering	Shares Available for Sale Under This Prospectus (1)	Number of Shares of Common Stock To Be Owned After Completion of the Offering	Percent of Common Stock to be Owned After Completion of the Offering
Harlan F. Stanley	102,223	*	66,667	35,556	*
Justin A. Stanley, Jr.	384,080	*	112,040	272,040	*
James H. Stebbins	100,000	*	100,000	-	*
Scott N. Stoliar	54,820	*	37,040	17,780	*
Robert E. Strom	6,669	*	6,669	-	*
Philip Teuscher	25,000	*	15,000	10,000	*
The Lippen Group (13)	3,386	*	3,386	-	*
Peter M. Vilim	202,500	*	67,500	135,000	*
Michael G. Vitek	32,500	*	30,000	2,500	*
Vitek Realty (14)	17,500	*	15,000	2,500	*
John L. Walters	250,000	*	112,500	137,500	*
Robert Winskowicz	45,119	*	15,000	30,119	*
Caroline E. Wolf Irrevocable Trust	28,893	*	22,226	6,667	*
Peter A. Wolf Irrevocable Trust	28,893	*	22,226	6,667	*
Joseph Patrick Womack	56,795	*	37,040	19,755	*
________________________
*Less than 1%.

**
Beneficial ownership is determined in accordance with the rules of the SEC. Shares of common stock subject to options or warrants currently exercisable or exercisable within 60 days of May 27, 2008, are deemed outstanding for computing the percentage ownership of the stockholder holding the options or warrants, but are not deemed outstanding for computing the percentage ownership of any other stockholder. Percentage of ownership is based on 77,483,320 shares of capital stock outstanding (including 133,333 shares of the Preferred Stock currently convertible into one share of common stock each) as of May 27, 2008.

(1)
The shares of common stock issuable upon the exercise of warrants as follows: Randy D. Abeles, 25,928 shares; William B. Bandy, 537,500 shares; William J. Beaton, Jr., 51,851 shares; William J. Beaton III Irrevocable Trust, 62,963 shares; Michael & Michelle Benson, 12,500 shares; Thomas Bivens, 702,333 shares; Jerry W. Bratton, 100,000 shares; Bruce & Donna Breit, 11,112 shares; Robert A. Breit, 60,000 shares; Kevin P. Brogan, 15,000 shares; Robert T. Campbell, 15,000 shares; Anthony P. Catinella, 15,000 shares; Jeffrey M. Charatz, 10,374 shares; James L. Chittaro, 7,778 shares; Joel Cohen, 5,778 shares; Johan Cornelissen, 2,223 shares; Louis Cortina, 12,500 shares; Christopher V. Devone, 73,000 shares; Lorraine E. Devone, 2,000 shares; Robert J. Donnan, 31,113 shares; Enable Capital Management, LLC, 622,225 shares; Forté Capital Partners, LLC, 1,531,815 shares; Daniel L. Gallas, 5,000 shares; Joseph Gehlen, 12,500 shares; William D. Glycenfer, 5,000 shares; Gregory D. Glyman, 125,000 shares; Andy Gold, 100,000 shares; Robert C. Gruen, 11,112 shares; Alfred Guindi, 46,667 shares; Lawrence Hanson, 20,000 shares; Mark Hestrin, 256,666 shares; Richard M. Himmelman, 6,500 shares; Ronald Himmelman, 6,667 shares; Steve Himmelman, 250,000 shares; Curtis Hoff, 10,000 shares; Glenn J. Hoff, 15,000 shares; Interim CFO Solutions, 200,000 shares; Geoff Iwamoto, 5,000 shares; William F. Johnson, 23,333 shares; JR Squared, LLC, 285,185 shares; Karyn L. Keller, 5,556 shares; Ladasa Investments Inc. 51,856 shares; J. Mark Leho, 165,556 shares; Lewis Opportunity Fund LP, 58,333 shares; Anthony Lukus, 5,000 shares; Kelly C. Luthringshausen, 2,500 shares; Kevin M. Luthringshausen, 5,000 shares; Stuart & Lesley Mainse, 174,446 shares; Meadowbrook Opportunity Fund, LLC, 414,815 shares; Mitch Metzman, 100,000 shares; John G. Musgjerd, 25,928 shares; Dale Newberg, 58,333 shares; Nite Capital, LP, 622,225 shares; Ken Pearson, 10,000 shares; Kirby Pearson, 35,500 shares; Todd Rowan, 10,189 shares; Michael N. Ruggiero, 12,500 shares; Luigi Santoro, 12,500 shares; Frederick Schuler, 25,928 shares; Mark E. Schutz, 25,000 shares; Richard J. Seifert Trust, 100,000 shares; Rita M. Siefert Trust, 70,000 shares; Ilan Shalit, 5,556 shares; John P. Sorin, 51,856 shares; Harlan F. Stanley, 46,667 shares; Justin A. Stanley, Jr., 50,928 shares; James H. Stebbins, 100,000 shares; Scott N. Stoliar,25,928 shares; Robert E. Strom, 2,223 shares; Philip Teuscher, 5,000 shares; Peter M. Vilim, 22,500 shares; Michael G. Vitek, 10,000 shares; Vitek Realty, 5,000 shares; John L. Walters, 37,500 shares; Robert Winskowicz, 5,000 shares; Caroline E. Wolf Irrevocable Trust, 15,559 shares; Peter A. Wolf Irrevocable Trust, 15,559 shares; and Joseph Patrick Womack, 25,928 shares.

(2)
Mitch Levine and Brendan O’Neill are the only natural persons who exercise shared voting or dispositive powers with respect to the shares held of record by Enable Growth Partners L.P. Enable Growth Partners L.P. is affiliated with Enable Capital LLC, a registered broker-dealer. Mitch Levine is the Managing Member of Enable Capital LLC and is also a principal in Enable Growth Partners L.P.’s general partner. Enable Growth Partners L.P. purchased shares of Smart Video for the sole benefit of the fund’s limited partners, and with no pre-existing, current or future intent to distribute shares of Smart Video through Enable Capital LLC. Enable Capital LLC is foreclosed from the same anyway, insofar as it maintains no customer or client accounts. Enable Growth Partners L.P. acquired the securities in the ordinary course of business and, at the time of acquisition, had no agreements, understandings or arrangements with any other persons, directly or indirectly, to dispose of the securities.

(3)
Forté acted as finder for the private placement completed on March 29, 2005. We issued Forté warrants to purchase an aggregate of 417,000 shares of common stock at $0.75 per share (after giving effect to the provisions in the warrant agreement regarding the adjustment of the exercise price and number of shares issuable in as a result of the private placement that closed on October 31, 2005 in which we sold shares of the Preferred Stock at a price of $0.75 per share) and paid $238,725 in cash as a finders fee. Forté received a warrant to purchase 700,000 shares of common stock at $0.75 per share (after giving effect to the provisions in the warrant agreement regarding the adjustment of the exercise price and number of shares issuable in as a result of the private placement that closed on October 31, 2005 in which we sold shares of the Preferred Stock at a price of $0.75 per share) and a monthly retainer of $7,500 in cash for six months, as part of a consulting agreement, whereby Forté’s designee, Michael P. Walsh, served as the Company’s Chief Financial Officer from March 1, 2005 through June 15, 2005. Daniel McKelvey and Marcos Santos are the only natural persons who exercise shared voting or dispositive powers with respect to the shares held of record by Forté. Forté is not a registered broker dealer.

(4)
Excludes 328,889 shares of common stock and warrants to purchase an aggregate of 767,410 shares of common stock at $0.75 per share (after giving effect to the provisions in the warrant agreement regarding the adjustment of the exercise price and number of shares issuable in as a result of the private placement that closed on October 31, 2005 in which we sold shares of the Preferred Stock at a price of $0.75 per share), which Forté was obligated to purchase by no later than June 28, 2005, pursuant to an agreement with us dated March 29, 2005. We have not received the funds owed to us for these shares and warrants to date. On December 14, 2005, we delivered notice to Forté Capital Partners LLC notifying them of our decision to cancel this obligation and right to purchase these shares in accordance with the terms and conditions of Amendment No. 1 to the Securities Purchase Agreement dated as of March 29, 2005 between Forté Capital Partners, LLC and the Company.

(5)
Excludes four warrants to purchase an aggregate of 125,000 shares of common stock, which Forté will be entitled to receive if Trilogy Capital Partners, Inc. (“Trilogy”) exercises its warrants in cash. In addition to receiving warrants, if Trilogy exercises its warrants in cash, Forté will be entitled to $700,750 in cash as a finders fee. However, if Trilogy determines to exercise its warrants pursuant to the cashless exercise provisions contained therein, Forte will not be entitled to receive any warrants or cash.

(6)	Kevin D. McNeil, Managing Member of Interim CFO Solutions, LLC, exercises sole voting and investment power of the shares of our common stock on behalf of this Selling Stockholder.

(7)
Richard Friedman and Jeff Markowitz are the natural persons who exercise voting or dispositive power with respect to the shares held of record by JR Squared, LLC. JR Squared, LLC is not a broker dealer, nor is it affiliated with one.

(8)
Michael Ragins has sole voting and dispositive power with respect to the shares held of record by Meadowbrook Opportunity Fund LLC. Michael Ragins is the Managing Member of MYR Partners LLC, the Manager of Meadowbrook Capital Management LLC, and the Investment Manager of Meadowbrook Opportunity Fund LLC. Meadowbrook Opportunity Fund LLC is not a broker dealer, nor is it affiliated with one.

(9)
Keith Goodman is the natural person who exercises sole voting or dispositive power with respect to the shares held of record by Nite Capital LP. Nite Capital LP is not a broker dealer, nor is it affiliated with one.

(10)
Gerald Wittenberg is the natural person who exercises voting or dispositive power with respect to the shares held of record by LADASA Investments, Inc. LADASA Investments, Inc. is not a broker dealer, nor is it affiliated with one.

(11)
W. Austin Lewis, IV is the natural person who exercises voting or dispositive power with respect to the shares held of record by Lewis Opportunity Fund LP. Lewis Opportunity Fund LP is not a broker dealer, nor is it affiliated with one.

(12)
Shelly Saarela is the natural person who exercises voting or dispositive power with respect to the shares held by The Lippin Group. The Lippin Group is not a broker dealer, or is it affiliated with one.

(13)
Michael G. Vitek is the natural persons who exercises sole voting or dispositive power with respect to the shares held of record by Vitek Realty. Vitek Realty is not a broker dealer, or is it affiliated with one.

PLAN OF DISTRIBUTION

Each Selling Stockholder of the common stock and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on the Over-the-Counter Bulletin Board or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A Selling Stockholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits investors;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	to cover short sales and other hedging transactions made after the date that the registration statement of which this prospectus is a part is declared effective by the SEC;

•	broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the investor of shares, from the purchaser) in amounts to be negotiated, but except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA NASD Rule 2440; and in th case of a principal transaction a markup or markdown in compliance with NASD IM-2440.

In connection with the sale of the common stock or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume.  The Selling Stockholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities.  The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales.  In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.  Each Selling Stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the Common Stock. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the shares.  The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because Selling Stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder.  In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus.  There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the Selling Stockholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the Selling Stockholders without registration and without regard to any volume limitations by reason of Rule 144(k) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect.  The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution.  In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the Selling Stockholders or any other person.  We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

The Selling Stockholders may from time to time pledge or grant a security interest in some or all of the Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of Selling Stockholders to include the pledgees, transferees or other successors in interest as Selling Stockholders under this prospectus .

Upon our being notified in writing by a Selling Stockholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such Selling Stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such shares of common stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In addition, upon our being notified in writing by a Selling Stockholder that a donee or pledge intends to sell more than 500 shares of common stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

The Selling Stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The Selling Stockholder that is affiliated with a registered broker-dealer has confirmed to us that, at the time it acquired the securities subject to the registration statement of which this prospectus is a part, it did not have any agreement or understanding, directly or indirectly, with any person to distribute any of such securities. The Company has advised each Selling Stockholder that it may not use shares registered on the registration statement of which this prospectus is a part to cover short sales of our common stock made prior to the date on which such registration statement was declared effective by the SEC.

DESCRIPTION OF OUR BUSINESS

uVuMobile, Inc. (hereinafter sometimes referred to as  “uVuMobile™,” the “Company,” “we,” “us,” or “our”) is a provider of video content distribution services and technology.

Incorporated in 1984, the Company acquired OVT, Inc., d/b/a SmartVideo, in November 2002, subsequently changing its name to SmartVideo Technologies, Inc., and in June 2007, the Company changed its name to uVuMobile, Inc.  Although the core business of the Company has remained constant, the Company has changed its focus from distributing business-to-business services to the distribution of video content to consumers.

Since 2002, the Company has been a provider of technology engaged in the aggregation and distribution of streaming video content to consumers connected to the public Internet. The Company has been in the business of purchasing the rights to video and television content and delivering that content to subscribers for a fee. Additionally, the Company also provides managed services for Internet network operators (carriers) and for major producers, owners and distributors of content. The Company intends to continue expanding its market opportunities by delivering video services to all forms of devices capable of receiving an Internet Protocol (IP) data stream and rendering that data stream into visible images on displays.

In January 2005, the Company launched its direct-to-consumer mobile video service providing its customers with access to high-quality video programming that is transmitted directly to SmartPhone cellular handsets and to Wi-Fi enabled PDA devices. In addition, the Company has developed Real Time Streaming Protocol (RTSP) and Java 2 Platform, Micro Edition (J2ME) compatibility.

During the fourth quarter of 2006, the Company expanded its product offerings to include a new suite of mobile technology and content solutions, bringing together a myriad of implementation choices, business models and marketing plans. The Company believes these new products will aid its customers that are seeking to capitalize on mobile technology opportunities. These new media services combine TV, radio, and other media platforms with user-friendly personalization, interactivity and targeted advertising.

Our Business Strategy

The Company’s overall goal is to capitalize on the ever increasing demand by consumers for personalized and interactive entertainment in the mobile technology industry.  In connection with this goal, the Company provides its clients with high-quality, interactive media solutions to mobilize their content.   The initial target market includes media and entertainment companies, consumer and retail brands, portals and user oriented communities.

Key Initiatives

In order to be successful with the Company’s business strategy, it is focusing on the following key initiatives:

Increase Sales of our Products – The Company believes that improvement in the following areas will facilitate increased sales of its products: 1) Implementation of diverse and effective distribution programs; 2) Increasing its marketing resources and 3) Continuing to develop exciting new media solutions.

Technology Leadership – The Company believes that technological leadership will play an important role in its ability to introduce services that are customer-friendly at a reduced   cost. The Company intends to continue developing its core technology, with particular interest in new media services that combine TV, radio and other media with user-friendly personalization and interactivity.

Expand the Number of Compatible Handsets – The Company’s products and services are compatible with Microsoft Windows Mobile O/S, Symbian O/S, J2ME and Palm wireless handsets, representing about 35 % of the U.S. market and all Windows O/S PDA devices, which comprise about 85% of all PDA handsets.  The Company intends to expand its market opportunity by expanding the compatibility of its products and services with additional handset types and operating systems.

Key Strengths

Core Technology – The Company has developed a core technology platform that is optimized for the efficient utilization of Internet bandwidth in conjunction with streaming video. The Company believes that it delivers the highest quality video stream for any given Internet bandwidth utilized.

Adaptability – The Company believes that it can develop custom applications to meet the requirements of a variety of application segments and integrate feature sets core to each of these platforms delivering comprehensive turnkey solutions for a variety of mobile applications.

Compatibility – The Company believes that it has a technological infrastructure that is compatible with nearly all data network configurations, Wi-Fi data networks, and a significant number of handset models.

High-Quality Picture and Sound – The Company believes its programming provides customers with high quality video for a given bandwidth. The Company believes that its live linear video feed compares favorably to download-and-play technology, without the extended wait time for the download to complete. This reduced wait time and high quality provide a significant competitive advantage. The Company believes that quality is a key differentiation between its service and all competing services.

Product Offerings

uVuMobile’s principal business is characterized by the following product offerings:

Mobile Video Hosting Services - The Company has developed one of the leading Mobile Content Delivery Networks (CDNs) in the digital media delivery services industry. The Company believes that no other CDN can match its performance in delivering high quality digital media over wireless networks. The Company's mobile hosting and streaming solutions enable the distribution of content to mobile users on any carrier network and to multiple types of compatible devices. In addition to providing content management, encoding, hosting, streaming and reporting services for Live, Simulated Live or Video-on-Demand (VOD), it also provides the following value added services:

•	multiple Billing Services - includes credit card, carrier direct bill and carrier PSMS (Premium Short Message Service);

•	advertising Support - includes ad serving in streams, support of integration with mobile networks;

•	client Application Development - standard and custom application support; and

•	content Services - The Company can sub-license to customers unique and compelling content packages.

uVuRadio - The Company has developed and intends to market an innovative interactive mobile platform for the next generation of digital radio. The Company plans to combine innovative ground-breaking technology with content to create an interactive radio service for mobile data devices. The Company believes that this product will help revolutionize the radio industry, bringing what it believes to be some of the best terrestrial radio content combined with advanced mobile application features to wireless users.

The Company has developed a digital media solution that integrates local and syndicated terrestrial and Internet radio programming with IP communications and the rich media capabilities of mobile devices, delivering an exciting user experience that it believes will extend radio far beyond broadcast audio into a fully mobile and interactive multimedia experience.

Mobile Media Solutions - The Company provides a comprehensive turnkey solution for a variety of mobile applications delivering client and browser based applications across all major mobile platforms which include J2ME, BREW, Windows Mobile, Palm and WAP/xHTML. The Company can develop applications to meet the requirements of a variety of application segments and integrate feature sets core to each of these segments including:

•	multimedia - pictures, music, movies, interactive text messaging, etc.;

•	commerce - mobile shopping, location based services, cross-promotional marketing, etc.; and

•	communications - mobile IM, mobile e-mail, etc.

Subscription Figures

As of December 31, 2007, the Company had approximately 23,000 subscribers for all of its subscription packages.

Competition

The mobile entertainment industry is still in the early stage in its development cycle, with each competitor offering distinctive services and distinctive business models.  Our competition includes companies that offer video, audio, interactive programming, telephony, data and other entertainment services, including cable television, wireless companies, Direct-to-Home (DTH) companies, Regional Bell Operating Companies (RBOCs) and companies that are developing new technologies. Many of our competitors have access to substantially greater financial and marketing resources than it has. However, the Company believes that the quality and variety of video, audio, interactive programming, access to service, customer service and price are the key elements for gaining and maintaining market share.

Wireless Carriers – The Company faces substantial competition in the mobile video industry from cellular telephone companies. Most cellular carriers have a large, established customer base, and many have significant investments in companies that provide programming content. It is unclear whether a carrier developed and deployed product will be a long-term player in this market, or whether the carrier will co-brand and adopt the services of a content aggregator who provides a high value-added service and delivery infrastructure.

Content Aggregators – The Company encounters competition in the mobile video industry from third-party content aggregators. These content aggregators perform services similar to it.

Governmental Regulation

At this time, our service is not subject to any governmental regulation; however, in the future, we may be subject to U.S. government regulation, primarily by the FCC and, to a certain extent, by Congress, other federal agencies, state and local authorities and the International Telecommunications Union (ITU), a specialized agency of the United Nations within which governments and the private sector coordinate global telecommunications networks and services. Depending upon the circumstances, noncompliance with legislation or regulations promulgated by these entities could result in the suspension or revocation of our licenses or registrations, the termination or loss of contracts or the imposition of contractual damages, civil fines or criminal penalties.

Employees

As of May 27, 2008, the Company had a staff of 12 employees and consultants.  The Company believes that its employee relations are good.  None of the Company’s employees are represented by labor unions.

Segment Reporting

The Company has been operated and evaluated by management as a single operations segment in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 131 - “Disclosures about Segments of an Enterprise and Related Information.”

Seasonality and Backlog

uVuMobile’s business is not subject to significant seasonal fluctuations. There are no material backlogs in its business.

Description of Property

We currently sub-lease approximately 4,500 square feet of office space at 2160 Satellite Boulevard, Suite 130, Duluth, GA 30097. The office space currently serves as our corporate headquarters located in Duluth, Georgia. We pay monthly rent of approximately $6,528 per month on a sub-lease which terminates on December 31, 2009.

Legal Proceedings

From time-to-time, the Company is a party to claims and legal proceedings arising in the ordinary course of business. The Company's management evaluates the exposure to these claims and proceedings individually and in the aggregate and allocates additional monies for potential losses on such litigation if it is possible to estimate the amount of loss and determine if the loss is probable.

On or about April 6, 2004, Rene Hamouth filed a Writ of Summons in the Supreme Court of British Columbia (Case No. SO41955) against the Company, its former chief executive officer and director, Richard E. Bennett, Jr. and its former securities counsel, Edwards & Angell, LLP, a predecessor to Edwards Angell Palmer & Dodge LLP, seeking an unspecified amount of damages and costs for alleged libel of Mr. Hamouth resulting from two letters to his stockbroker, First Associates Investments, Inc. The Company and the other defendants have made an appearance in the court through respective legal counsel. On June 29, 2004, Mr. Hamouth filed an Amended Statement of Claim with the court. On November 19, 2004, the Court of Appeal for British Columbia granted Edwards Angell Palmer & Dodge LLP the right to appeal a chambers judge's decision that the alleged libelous correspondence in question is covered by absolute privilege and granted a stay of the proceeding pending the outcome of the appeal. The appeal was heard in February 2005. On March 30, 2005, the court granted the appeal and dismissed the claim against Edwards Angell Palmer & Dodge LLP. Since the court's entry of judgment in the appeal and to the Company’s knowledge, Mr. Hamouth has taken no further steps to pursue his claims against the Company or Mr. Bennett.  On July 16, 2007, the Company entered into a General Release and Settlement Agreement with the Hamouth Family Trust and Rene Hamouth.  ( See  October 20, 2006 Hamouth litigation paragraph below describing the settlement agreement.)

On March 9, 2005, SmartVideo Europe, Ltd., or SVEL, which is not an affiliate of uVuMobile, Inc., announced its intention to bring legal action in the form of a mediation/arbitration against the Company in regard to its alleged repudiation and breach of a distribution agreement between the parties, dated April 2, 2004, which involved certain rights to distribute certain of its products. The dispute includes claims of SVEL that the Company had anticipatorily breached its agreement with SVEL, thus allegedly inhibiting the development of SVEL's business utilizing the Company’s technology on an exclusive basis in 25 countries throughout the European Union. The Company contends that it had the right to terminate the agreement because of breaches by SVEL. On or about December 13, 2006, SVEL filed its Statement of Claim with the American Arbitration Association. The Company filed its response to the Statement of Claim on or about January 22, 2007. The parties have now agreed to mediate the matter prior to proceeding with arbitration. The mediation, which was set for October 23, 2007, has been postponed indefinitely.

On or about July 18, 2006, Manhattan Investments, Inc. (“Manhattan”) filed a Complaint against the Company in the United States District Court, Northern District of California (Case No. C-06-4379), alleging that the Company has wrongfully refused to remove the restrictive legend on a stock certificate representing 49,795 shares. The Complaint includes claims for breach of fiduciary and statutory duties, conversion and fraud, and seeks injunctive relief, as well as monetary damages. On October 2, 2006, the Company filed a Motion to Transfer for Improper Venue. The Motion was granted by the Court on November 13, 2006.  On July 23, 2007 (the “Effective Date”) the Company entered into a Settlement Agreement and Mutual Release (the “Agreement”) with Manhattan.  Pursuant to the Agreement, the parties agreed, among other things, that the Company will issue 850,000 shares of the Company’s common stock, par value $0.001 to Manhattan within seven business days following a determination by the Court that the issuance of such common stock is fair, reasonable, and adequate to Manhattan (the “Judicial Determination”).  The 850,000 shares of the Company’s common stock will be issued in reliance on the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Act”), provided by Section 3(a)(10) of the Act.  The Agreement also requires the Company to pay $35,000 to Manhattan within 15 days after the closing of an equity financing transaction, provided that the Company completes such transaction.  In addition, the agreement requires the Company to cause 49,795 shares of the Company’s common stock currently owned by Manhattan to be re-issued without restrictive legends within seven business days of the Effective Date.  In exchange for the payments and actions described above, the Agreement provides for a release of the Company and each of the owners, stockholders, predecessors, successors, directors, officers, employees, representatives, attorneys, subsidiaries, and affiliates of the Company from all charges, claims, liabilities, agreements, damages, causes of action, suits, costs, losses, debts and expenses of any nature by Manhattan.  The Agreement further provides for a release of Manhattan and each of the trustees, representatives, attorneys and affiliates of Manhattan, and all persons acting by, through, under or in concert with them from any and all charges, claims, liabilities, agreements, damages, causes of action, suits, costs, losses, debts and expenses of any nature by the Company.  On July 24, 2007, the United States District Court entered an Order making the above-referenced Judicial Determination. At September 30, 2007, based on the settlement date of July 23, 2007, the Company accrued a settlement liability and related expense of $332,500 based on the quoted closing trading price of $0.35 per share for the underlying 850,000 common shares in addition to the $35,000 in cash payments.  On March 19, 2008, the Court of Chancery of the State of Delaware issue a Stipulation and Order of Dismissal.

On or about October 20, 2006, Hamouth Family Trust (“Hamouth”) filed a Complaint against the Company in the Court of Chancery of the State of Delaware, in which Hamouth seeks declaratory and injunctive relief, as well as damages in an unspecified amount, related to the Company's alleged wrongful refusal to issue new stock certificates without restrictive legends for 800,000 shares of stock owned by Hamouth.  On July 16, 2007 (the “Effective Date”), the Company entered into a General Release and Settlement Agreement (the “Agreement”) with the Hamouth Family Trust and Rene Hamouth (the “Claimant Parties”) related to the Company's alleged wrongful refusal to issue new stock certificates without restrictive legends for 800,000 shares of stock owned by the Hamouth Family Trust and a judgment against Rene Hamouth in favor of the Company in the amount of $172,325.  Pursuant to the Agreement, the parties agreed, among other things, that the Company will issue 3,000,000 shares of the Company’s common stock, par value $0.001 (the “Settlement Shares”) to the Hamouth Family Trust within six business days following a determination by the Chancery Court that the issuance of such common stock is fair, reasonable, and adequate to the Hamouth Family Trust (the “Judicial Determination”).  The 3,000,000 shares of the Company’s common stock will be issued in reliance on the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Act”), provided by Section 3(a)(10) of the Act.  In the event the Chancery Court declines to make the Judicial Determination, the Hamouth Family Trust has certain specified registration rights relating to the Settlement Shares.  The Agreement also requires (i) the Company to pay $50,000 to the Hamouth Family Trust on the Effective Date, (ii) the Company to pay $50,000 to the Hamouth Family Trust on the 30th day following the Effective Date, (iii) the Company to pay $300,000 to the Hamouth Family Trust within 30 days after the closing of an equity financing transaction, provided that the Company completes such transaction within 120 days of the Effective Date.  In addition, the agreement requires the Company to: (a) cause 800,000 shares of the Company’s common stock currently owned by the Hamouth Family Trust to be re-issued without restrictive legends within six business days of receipt of the certificates representing such shares of common stock and (b) release a judgment in the amount of $172,325 it holds against Rene Hamouth.  In exchange for the payments and actions described above, the Agreement provides for a release of the Company and each of the owners, stockholders, predecessors, successors, directors, officers, employees, representatives, attorneys, subsidiaries, and affiliates of the Company from all charges, claims, liabilities, agreements, damages, causes of action, suits, costs, losses, debts and expenses of any nature by the Claimant Parties.  The Agreement further provides for a release of the Claimant Parties and each of the trustees, representatives, attorneys and affiliates of the Claimant Parties, and all persons acting by, through, under or in concert with them from any and all charges, claims, liabilities, agreements, damages, causes of action, suits, costs, losses, debts and expenses of any nature by the Company.  The Agreement also provides that neither the Company nor the Claimant Parties will file or pursue certain specified claims, grievances, complaints, lawsuits, or arbitrations.  On July 18, 2007, the Chancery Court entered an Order making the above-referenced Judicial Determination. The Company accrued a settlement liability and related expense of $955,000 based on the quoted trading price of $0.185 per share for the 3,000,000 underlying common shares in addition to the $400,000 in cash payments. During 2007, the Company made cash payments totaling $100,000 to Mr. Hamouth pursuant to the Settlement Agreement dated July 16, 2007.  On February 25, 2008, the Company entered into a General Release and Settlement Agreement (the “Agreement”) with Mr. Hamouth for the third and final payment of $300,000.  Pursuant to the Agreement dated February 25, 2008, in lieu of cash the Company agreed to issue 4,687,000 shares of the Company’s common stock in full and complete satisfaction of any and all obligations of the Company concerning the third payment of $300,000.  On March 19, 2008 the Court of Chancery of the State of Delaware issued a Stipulation and Order of Dismissal.

On September 9, 2006 and February 14, 2007, respectively, the Company received correspondence from Epsom Investment Services, N.V. (“Epsom”) demanding repayment of an alleged outstanding Demand Loan made in 2002 from Epsom to Sharps Eliminations Technologies, Inc. (“Sharps”) in the amount of $50,000 bearing interest at 5%. Epsom claims that the Company agreed to repay this loan on behalf of Sharps. The Company currently does not believe any such amounts are due and owing to Epsom.  On March 27, 2008, the Company entered into a Settlement Agreement (the “Agreement”) with Epsom.  Pursuant to the Agreement dated March 27, 2008, in lieu of cash the Company agreed to issue 1,000,000 shares of the Company’s common stock in full and complete satisfaction of any and all obligations of the Company concerning the alleged Demand Loan.

On November 6, 2007, the Company filed a demand for arbitration against Jeremy DeBonet (“DeBonet”) and Skyward Mobile, LLC (“Skyward”) alleging breach of contract, misappropriation of trade secrets, conversion and deceptive trade practices and unfair competition under the statutory and common law of the State of Delaware arising, in part, out of DeBonet/Skyward’s failure to perform their obligations under a technology development agreement between the Company and DeBonet/Skyward.  More specifically, despite repeated demands by the Company that DeBonet/Skyward turn over intellectual property for which the Company has paid over $500,000, DeBonet/Skyward have refused to do so.  Furthermore, the Company believes that DeBonet/Skyward have converted the intellectual property at issue through the wrongful exercise of dominion or right of ownership over the Company’s intellectual property in denial of, or inconsistent with the Company’s right as owner.  The Company is asking for:  (a) judgment that DeBonet/Skyward have materially breached the technology development agreement; (b) an order requiring DeBonet/Skyward to perform their obligations under the technology development agreement, and to produce all technology developed under the agreement, or in the alternative, a judgment that the Company is entitled to an award of monetary damages; (c) certain other monetary and declaratory relief.

Except as set forth above, the Company believes that there are no material litigation matters at the current time. The results of such litigation matters and claims cannot be predicted with certainty, and an adverse outcome in one or more of such matters and claims could have a material adverse impact on the Company’s financial position, liquidity, or results of operations.

SELECTED FINANCIAL DATA

The selected historical financial information presented below is derived from our audited consolidated financial statements for the years ended December 31, 2003, 2004, 2005, 2006 and 2007.  The selected quarterly financial information was derived from our unaudited consolidated financial statements for the period ended March 31, for the years 2006, 2007 and 2008, respectively.

The unaudited financial statements include all adjustments including normal recurring adjustments, that management considers necessary to fairly present the Company’s financial position and results of operations.  Operating results for the three months period ended March 31, 2008 are not necessarily indicative of results that may be expected for the fiscal year ending December 31, 2008.

The acquisition of all of the outstanding capital stock of OVT, Inc. on November 26, 2002, was treated for accounting purposes as a reverse acquisition, and the transaction has been accounted for as a recapitalization. The Company accounted for the acquisition using the purchase method of accounting. Therefore, the historical financial statements of the predecessor entity are reflected as its historical financial statements.

The data set forth below should be read in conjunction with the financial statements and accompanying notes incorporated by reference.

	Selected Historical Financial Data
	2003	2004	2005	2006	2007
Income Statement Data:
Total revenue	$63,451	$118,733	$197,257	$800,231	$952,671
Total operating expenses	3,242,754	6,839,685	19,021,511	25,454,391	9,227,513
Loss from operations	(3,179,303)	(6,720,952)	(18,824,254)	(24,748,990)	(8,751,342)
Net loss	(3,859,141)	(6,792,930)	(19,740,274)	(24,488,876)	(8,841,345)
Loss per share	(0.51)	(0.35)	(0.76)	(0.61)	(0.15)
Weighted average common shares used to compute basic and diluted net loss per share	7,540,849	19,208,345	26,093,554	40,285,528	60,887,327
Other Financial Data:
Net cash used in operating activities	(1,530,148)	(2,631,337)	(5,363,245)	(11,077,782)	(5,216,961)
Net cash used in investing activities	(102,981)	(189,191)	(764,479)	(1,472,439)	(256,652)
Net cash provided by financing activities	1,925,385	2,844,816	11,521,236	10,454,236	2,855,087
Balance Sheet Data:
Total Assets	$452,309	$719,551	$11,920,674	$6,691,645	$2,982,129

Selected Quarterly Financial Data (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Year ended December 31, 2008:
Total revenue	$283,606	$–	$–	$–	$283,606
Loss from operations	$(819,877)	$–	$–	$–	$(819,877)
Net loss	$(1,156,839)	$–	$–	$–	$(1,156,839)

Year ended December 31, 2007:
Total revenue	$334,732	$278,169	$202,886	$136,884	$952,671
Loss from operations	$(3,819,499)	$(3,127,870)	$(1,398,895)	$(405,078)	$(8,751,342)
Net loss	$(3,801,569)	$(3,123,104)	$(1,411,720)	$504,952	$(8,841,345)

Year ended December 31, 2006:
Total revenue	$112,966	$166,432	$197,302	$323,531	$800,231
Loss from operations	$(3,431,211)	$(6,241,956)	$(4,284,023)	$(10,791,800)	$(24,748,990)
Net loss	$(3,386,404)	$(6,210,697)	$(4,147,894)	$(10,743,881)	$(24,448,876)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion presents management’s analysis of the Company’s results of operations and financial condition as of and for each of the years ended December 31, 2007, 2006, and 2005, respectively. The discussion should be read in conjunction with its audited consolidated financial statements and the notes related thereto which appear elsewhere in this report.

Overview

uVuMobile, Inc. (hereinafter sometimes referred to as “uVuMobile™”,” the “Company,” “we,” “us,” or “our”) is a provider of video content distribution services and technology.

Incorporated in 1984, the Company acquired OVT, Inc., d/b/a SmartVideo, in November 2002, subsequently changing its name to SmartVideo Technologies, Inc., and in June 2007, the Company changed its name to uVuMobile, Inc.  Although the core business of the Company has remained constant, the Company has changed its focus from distributing business-to-business services to the distribution of video content to consumers.

Since 2002, the Company has been a provider of technology engaged in the aggregation and distribution of streaming video content to consumers connected to the public Internet. The Company has been in the business of purchasing the rights to video and television content and delivering that content to subscribers for a fee. Additionally, the Company also provides managed services for Internet network operators (carriers) and for major producers, owners and distributors of content. The Company intends to continue expanding its market opportunities by delivering video services to all forms of devices capable of receiving an Internet Protocol (IP) data stream and rendering that data stream into visible images on displays.

In January 2005, the Company launched its direct-to-consumer mobile video service providing its customers with access to high-quality video programming that is transmitted directly to SmartPhone cellular handsets and to Wi-Fi enabled PDA devices. In addition, the Company has developed Real Time Streaming Protocol (RTSP) and Java 2 Platform, Micro Edition (J2ME) compatibility.

During the fourth quarter of 2006, the Company expanded its product offerings to include a new suite of mobile technology and content solutions, bringing together a myriad of implementation choices, business models and marketing plans. The Company believes these new products will aid our customers seeking to capitalize on mobile technology opportunities. These new media services combine TV, radio, and other media platforms with user-friendly personalization, interactivity and targeted advertising.

Recent Developments

On February 13, 2008, the Company received the consent of a majority of the outstanding holders of record of its common stock, par value $0.001 per share, the Company’s Series A-1 Convertible Preferred Stock, par value $0.001 per share, and the Company’s Series B Convertible Preferred Stock, par value $0.001 per share, to amend the Company’s Certificate of Incorporation to increase the number of authorized shares of Common Stock from 150,000,000 shares to 300,000,000 shares.  The amendment to the Certificate of Incorporation became effective on February 13, 2008, upon the filing of the Certificate of Amendment to the Certificate of Incorporation with the Secretary of State of the State of Delaware.

Critical Accounting Policies And Estimates

The Company relies on the use of estimates and makes assumptions that impact its financial condition and results. These estimates and assumptions are based on historical results and trends as well as the Company’s forecasts as to how results and trends might change in the future. While the Company believes that the estimates it uses are reasonable, actual results could differ from those estimates.

The Company believes that the accounting policies described below are critical to understanding its business, results of operations and financial condition because they involve more significant judgments and estimates used in the preparation of its consolidated financial statements. An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and any changes in the different estimates that could have been used in the accounting estimates that are reasonably likely to occur periodically could materially impact its consolidated financial statements. The Company has discussed the development, selection and application of its critical accounting policies with the Audit Committee of its Board of Directors, and its Audit Committee has reviewed its disclosure relating to its critical accounting policies in this “Management’s Discussion and Analysis.”

The Company’s most critical accounting policies and estimates that may materially impact the Company’s results of operations include:

Revenue Recognition

The accounting related to revenue recognition in the digital media and multimedia broadcast industry is complex and affected by interpretations of the rules and an understanding of various industry practices, both of which are dynamic in nature and subject to change. As a result, revenue recognition accounting rules require the Company to make significant judgments.

The Company typically provides services to its business-to-business customers under volume-based usage arrangements of its digital media and multimedia broadcast products and services. Revenues for direct-to-consumer and custom applications are recognized as earned upon the delivery of service to its subscription-based customers. This typically occurs when a digital media or multimedia broadcast is viewed. Many of its subscription-based customers access its programming through the purchase of a monthly, semi-annual, or daily subscription fee for its mobile entertainment services.  Revenue from mobile advertising is recognized when the related services are performed.  See Note 2(H) (Going Concern, Significant Accounting Policies and Risks and Uncertainties) to the consolidated financial statements included elsewhere in this report.

Valuation And Recoverability Of Long-Lived Assets

See Note 2(M) (Going Concern, Significant Accounting Policies and Risks and Uncertainties) to the consolidated financial statements for the years ended December 31, 2007, 2006, and 2005 for a description of the valuation and recoverability of long-lived assets.

Income Taxes

Income taxes are accounted for using the liability method in accordance with Statement of Financial Accounting Standards  No. 109, “Accounting for Income Taxes”   (SFAS 109). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operation loss and tax credit carry forwards.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.  The Company continues to record a valuation allowance for the full amount of deferred income taxes, which would otherwise be recorded for tax benefits related to operating loss carry forwards, as realization of such deferred tax assets cannot be determined to be more likely than not likely.

Accounting For Stock-Based Compensation

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123(R), “Share-Based Payment,” which replaces SFAS No. 123 and supersedes APB Opinion No. 25. Under SFAS No. 123(R), companies are required to measure the compensation costs of share-based compensation arrangements based on the grant-date fair value and recognize the costs in the financial statements over the period during which employees are required to provide services. Share-based compensation arrangements include stock options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plans. In March 2005, the SEC issued Staff Accounting Bulletin No. 107, or “SAB 107”. SAB 107 expresses views of the staff regarding the interaction between SFAS No. 123(R) and certain SEC rules and regulations and provides the staff's views regarding the valuation of share-based payment arrangements for public companies. SFAS No. 123(R) permits public companies to adopt its requirements using one of two methods. On April 14, 2005, the SEC adopted a new rule amending the compliance dates for SFAS No. 123R. Companies may elect to apply this statement either prospectively, or on a modified version of retrospective application under which financial statements for prior periods are adjusted on a basis consistent with the pro forma disclosures required for those periods under SFAS No. 123. Effective January 1, 2006, the Company adopted SFAS No. 123(R) using the prospective method.    See Note 2(S) (Going Concern, Significant Accounting Policies and Risks and Uncertainties) to the consolidated financial statements included elsewhere in this report.

Recent Accounting Pronouncements

See Note 2(V) to the consolidated financial statements for the years ended December 31, 2007, 2006, and 2005 for a description of the new accounting pronouncements and their impact on the Company.

Results Of Operations

For the Three Months Ended March 31, 2008 compared to Three Months Ended March 31, 2007

Revenues

Revenues for the quarter ended March 31, 2008, consisted primarily of proceeds from custom applications and direct-to-consumer services.  The Company’s revenues were $283,606 for the Quarter ended March 31, 2008 as compared to $334,732 in the same period in 2007.  This increase is primarily attributable to the Company’s decision in 2006 to change its focus from direct-to-consumer services to multiple service offerings including custom application and hosting services.

Cost Of Goods Sold

For the quarter ended March 31, 2008, Costs of Goods Sold decreased to approximately $83,500 as compared to $138,000 for the same period in 2007.  This decrease is primarily attributable to the Company’s exit from its direct-to-consumer business.

Broadcast Rights

Broadcast right expenses for the quarter ended March 31, 2008 was approximately $(1,530) as compared to $99,800 for the same period in 2007. This decrease is attributable to the Company’s decision to change its focus from a subscription based model to custom applications and hosting services.

Compensation And Benefits

The Company’s compensation and benefits expenses decreased by approximately $414,600 or 62.6% for the year ended March 31, 2008 as compared to the same period in 2007.  The decrease is primarily attributable to staff reductions during 2007.

Consulting And Professional Fees

The Company’s consulting and professional fees decreased by approximately $510,570 or 80% for the quarter ended March 31, 2008, as compared to the same period in 2007.  The decrease is primarily attributable to the reduction in legal fees.

Data Center

The Company’s data center expenses consist primarily of those items related to the maintenance of certain facilities and equipment at a third-party data center. The decrease in data center expenses of approximately $140,600 or 61.8% for the quarter ended March 31, 2008, when compared to 2007 is primarily attributable to cost reductions due to the Company’s exit from its direct-to-consumer business in the third quarter of 2007.

Stock-Based Compensation

For the quarter ended March 31, 2008, the Company recorded approximately $72,000, as compared to $1,645,000 for the quarter ended March 31, 2007, in non-cash, stock-based compensation. The compensation expense has been determined using the Black-Scholes fair value method. The remainder of the non-cash, stock-based compensation is related to the amortization of the deferred portion of previous warrant grants. In the quarter ended March 31, 2008, the expense reflects the grant of stock options under SFAS 123(R).  The decrease in stock-based compensation expense was primarily attributable to a reduction in the number of options issued and the exercise price of the options granted.

Depreciation And Amortization

Depreciation and amortization expense for the quarter ended March 31, 2008, increased by approximately $22,000 when compared to the same period in 2007. This increase is primarily attributable to the development of additional software and the amortization of intangible assets during 2007.

Selling, General And Administrative Expenses

Selling, general and administrative expenses consist primarily of travel expenses related to the marketing of the Company’s products and services, lease payments related to the use of the Company’s corporate facilities, trade shows, and other general and administrative expenses. The Company’s selling, general and administrative costs decreased approximately $328,000 or 64.4% for the quarter ended March 31, 2008 when compared to the same period in 2007.  This decrease is attributable to a reduction in staffing, travel related expenses, marketing and advertising costs as well as a decrease in Directors’ compensation.

Interest Income( Expense)

Interest income for the quarter ended March 31, 2008, was approximately $5,900.  Interest expense for the quarter ended March 31, 2008, was approximately $342,900.

Year Ended December 31, 2007 Compared To Year Ended December 31, 2006

Revenues

Revenues for the year ended December 31, 2007, consisted primarily of proceeds from custom applications and direct-to-consumer services.  The Company’s revenues increased by approximately $152,000 or 19% for the year ended December 31, 2007 as compared to the same period in 2006.  This increase is primarily attributable to the Company’s decision in 2006 to change its focus from direct-to-consumer services to multiple service offerings including custom application and hosting services.

Cost Of Goods Sold

For the year ended December 31, 2007, Costs of Goods Sold increased to approximately $477,000 as compared to $95,000 for the same period in 2006.  This increase is primarily attributable to the Company’s exit from its direct-to-consumer business.

Broadcast Rights

Broadcast right expenses for the year ended December 31, 2007 was approximately $194,000 as compared to $2,025,000 for the same period in 2006. This decrease is attributable to the Company’s decision to change its focus from a subscription based model to custom applications and hosting services.

Compensation And Benefits

The Company’s compensation and benefits expenses decreased by approximately $856,000 or 31% for the year ended December 31, 2007 as compared to the same period in 2006.  The decrease is primarily attributable to staff reductions during 2007.

Consulting And Professional Fees

The Company’s consulting and professional fees decreased by approximately $2,688,000 or 66% for the year ended December 31, 2007, as compared to the same period in 2006.  The decrease is primarily attributable to the reduction in legal fees.

Data Center

The Company’s data center expenses consist primarily of those items related to the maintenance of certain facilities and equipment at a third-party data center. The decrease in data center expenses of approximately $198,000 or 20% for the year ended December 31, 2007, when compared to 2006 is primarily attributable to cost reductions due to the Company’s exit from its direct-to-consumer business in the third quarter of 2007.

Settlement Expense

Settlement expense for the year ended December 31, 2007, decreased to approximately $1,426,000, from $4,936,000 in 2006, a decrease of 71%.

Stock-Based Compensation

For the year ended December 31, 2007, the Company recorded approximately $3,306,000, as compared to $5,039,000 for the year ended December 31, 2006, in non-cash, stock-based compensation. The compensation expense has been determined using the Black-Scholes fair value method. The remainder of the non-cash, stock-based compensation is related to the amortization of the deferred portion of previous warrant grants. In the year ended December 31, 2007, the expense reflects the grant of stock options under SFAS 123(R).  The decrease in stock-based compensation expense was primarily attributable to a reduction in the number of options issued and the exercise price of the options granted.

Depreciation And Amortization

Depreciation and amortization expense for the year ended December 31, 2007, increased by approximately $486,000 when compared to the same period in 2006. This increase is primarily attributable to the development of additional software and the amortization of intangible assets during 2007.

Selling, General And Administrative Expenses

Selling, general and administrative expenses consist primarily of travel expenses related to the marketing of the Company’s products and services, lease payments related to the use of the Company’s corporate facilities, trade shows, and other general and administrative expenses. The Company’s selling, general and administrative costs decreased approximately $1,240,000 or 45% for the year ended December 31, 2007 when compared to the same period in 2006.  This decrease is attributable to a reduction in staffing, travel related expenses, marketing and advertising costs as well as a decrease in Directors’ compensation.

Interest Income( Expense)

Interest income for the year ended December 31, 2007, was approximately $38,000.  Interest income for the year ended December 31, 2006, was approximately $260,000 which included a reversal of a previously recorded interest expense in the amount of $53,000.  For the year ended December 31, 2007, interest expense was approximately $128,000.

Year Ended December 31, 2006 Compared To Year Ended December 31, 2005

Revenues

Revenues for the year ended December 31, 2006, consisted primarily of a subscription based service delivering live and on-demand mobile entertainment services directly to consumers. The Company’s revenues increased by approximately $600,000 for the year ended December 31, 2006 as compared to the same period in 2005. This increase is primarily attributable to the Company’s decision in 2005 to change its focus to a subscription-based, direct-to-consumer model delivering mobile entertainment services along with mobile advertising revenue and the implementation of custom applications.

Broadcast Rights

Broadcast right expenses for the year ended December 31, 2006 were approximately $4,355,000 as compared to approximately $2,002,000 for the same period in 2005, an increase of 117%. This increase is attributable to the Company’s decision to change its focus to a subscription based model delivering mobile, direct-to-consumer entertainment services. This amount also reflects the costs associated with acquiring the rights to deliver its mobile entertainment services.  Additionally, the year ended December 31, 2006 includes an impairment charge of approximately $2,330,000.

Compensation And Benefits

The Company’s compensation and benefits expenses increased by approximately $966,000 or 55% for the year ended December 31, 2006 as compared to the same period in 2005. As the industry and Company continue to grow and develop, the Company will fill key positions as needed that will enable it to leverage its future prospects and growth and rely less on the use of consultants for discrete projects.

Consulting And Professional Fees

The Company’s consulting and professional fees increased by approximately $2,209,000 for the year ended December 31, 2006 as compared to the same period in 2005. This increase in consulting fees for the year ended December 31, 2006 is primarily attributable to the consulting agreement with Growth Consultants, LLC, who provided the Company with consulting services.

Data Center

The Company’s data center expenses consist primarily of those items related to the maintenance of certain facilities and equipment at a third-party data center. The increase in data center expenses of approximately $219,000 or 28% for the year ended December 31, 2006 when compared to 2005 is primarily due to an increase in the utilization of bandwidth and additional services provided by the Company’s third-party data center.

Settlement Expense

Settlement expense for the year ended December 31, 2006 decreased to approximately $4,936,000, from $5,541,000 in 2005, a decrease of 11%.

Stock-Based Compensation

For the year ended December 31, 2006, the Company recorded approximately $5,039,000, as compared to $4,326,000 for the year ended December 31, 2005 in non-cash, stock-based compensation. The compensation expense has been determined using the Black-Scholes fair value method.  The remainder of the non-cash, stock-based compensation is related to the amortization of the deferred portion of previous warrant grants. In the year ended December 31, 2006 the expense reflects the grant of stock options under SFAS 123(R).

Depreciation And Amortization

Depreciation and amortization expense for the year ended December 31, 2006 increased by approximately $322,000 when compared to the same period in 2006. This increase is primarily attributable to the deployment of additional equipment in the process of increasing the overall capacity and quality of the Company’s services.

Selling, General And Administrative Expenses

Selling, general and administrative expenses consist primarily of travel expenses related to the marketing of the Company’s products and services, lease payments related to the use of its corporate facilities, trade shows, and other general and administrative expenses. The Company’s selling, general and administrative costs increased approximately $256,000 or 10% for the year ended December 31, 2006 when compared to the same period in 2005.  This increase is attributable to additional staffing, call center costs, and SEC compliance costs.

Interest Income (Expense)

Interest income for the year ended December 31, 2006 was approximately 260,000 included a reversal of a previously recorded interest expense in the amount of $53,000.  Interest expense for the year ended December 31, 2005 was approximately $916,000.  A substantial portion of the interest expense in 2005 was attributed to the issuance of additional shares of commons stock as additional consideration related to the rights of certain convertible debt holders in 2005.

Liquidity And Capital Resources And Going Concern

The Company has incurred recurring losses and negative cash flows since inception. As of and for the three months ended March 31, 2008, the Company had an accumulated deficit of $74,689,916, a consolidated net loss of $1,156,839 and consolidated net cash flows used in operations of $725,098. As a result, the Company’s operations are not an adequate source of cash to fund future operations and these matters raise substantial doubt about its ability to continue as a going concern. To fund its cash requirements, the Company has relied on private placements of equity and loans from stockholders and other related entities. Although the Company closed on a $2.0 million debt financing on December 17, 2007, its ability to continue its operations is contingent upon obtaining additional financing and attaining profitable operations.

Cash flows generated from operating activities during the three months ended March 31, 2008 were not sufficient to offset its operating expenditures. Based on information available regarding its proposed plans and assumptions relating to operations, the Company anticipates that the net proceeds from its last financing in 2007, together with projected cash flow from operations, will not be sufficient to meet its cash requirements for working capital and capital expenditures beyond second quarter of 2008. As a result, it will be necessary for the Company to secure additional financing to support its operations. There can be no assurance that the Company will be able to obtain such financing on acceptable terms, or at all. If adequate funds are not available or not available on acceptable terms, the Company will be unable to continue as a going concern. The Company currently has no firm commitments for any additional capital.

Contractual Obligations And Commercial Commitments

	For the Years Ended December 31, 2008-2011
Contractual Obligations	Total	Less Than 1 Year	1 - 3 Years	3 - 5 years	More Than 5 Years
Operating Lease Obligations	$143,718	$71,859	$71,859	$–	$–
Total	$143,718	$71,859	$71,859	$–	$–

Quantitative And Qualitative Discussions About Market Risk

The Company does not believe that inflation or foreign currency fluctuations significantly affected its financial position and results of operations as of and for the quarter ended March 31, 2008. In addition, The Company is not party to any material market risk sensitive instruments.

DIRECTORS AND EXECUTIVE OFFICERS

The following sets forth certain biographical information concerning our current directors and executive officers:

Name	Position	Age
Scott Hughes	Director, President and Chief Executive Officer	38
William J. Loughman	Director	52
Richard Seifert	Director	57
Daniel McKelvey	Director, Member of the Compensation Committee, Member of the Nominating Committee	41
William Scigliano	Director, Member of the Audit Committee	47
Ronald A. Warren	Chief Financial Officer	53

Scott Hughes, 38, joined the Company in March 2001 and is responsible for product design, scope, and development of the Company’s services, including the development of multiple new video and rich media communications services and supporting architecture. On April 29, 2008, Mr. Hughes was appointed as the Company’s new President and Chief Executive Officer.  In addition, Mr. Hughes also joined the Board of Directors the same day. From 1996 to 2001, Mr. Hughes was Director of Network and Security Consulting Services at Redmond Technology Partners, a Seattle-based consulting group, whose clients included Microsoft, Infospace, VoiceStream and Western Wireless. Mr. Hughes has held various management and technology positions with Comnet Cellular/Verizon, BellSouth and Turner Entertainment Group’s Worldwide Information Technology Services

William J. Loughman, 52, joined the Company in March 2006 as Vice President of Finance and became Chief Financial Officer in August 2006.  In August 2007, he assumed the additional position as President and Chief Executive Officer.  On April 29, 2008, Mr. Loughman resigned as President, Chief Executive Officer and Chief Financial Officer.  Mr. Loughman will continue to serve as a director of uVuMobile until the end of May and will provide financial consulting services to the Company during this time of transition.  Prior to joining the Company, he was with AirGate PCS as Vice President and Chief Financial Officer from July 2004 to March 2005.  From April 1998 to December 2003, he was with o2wireless Solutions where he held various positions including President and Chief Executive Officer, Chief Operating Officer and Chief Financial Officer.  Mr. Loughman also currently serves as a director of Peachtree Media Group, LLC. He previously served as a director of several telecommunications companies, including Omnitel Ltd. in Lithuania, Jordan Mobile Telephone Company in Jordan, St. Petersburg Telecom in Russia, and Pakistan Mobile Communications Ltd. in Pakistan.

Richard Seifert, 57, is a seasoned professional, having worked as an advisor and an executive for over 25 years, and in the Internet technology field since 1992.  His focus has been primarily on the delivery of media content over the Internet.  Approximately ten years ago, he was one of a small group of pioneers working on the delivery of rich media content to cellular telephones.  During this entire period he has made considerable contacts and gained significant insight into the wireless world, having worked in this area for as long as carriers have been trying to sell data usage.  Mr. Seifert worked with the Company as an advisor in strategic partnering, business planning, sales/marketing and early stage funding from February of 2003 through March of 2005

Daniel McKelvey, 41, is a co-founder and Managing Partner of Forté Partners, LLC.  Mr. McKelvey is also a member of the Board of Directors of Wherify Wireless and several private companies.  Mr. McKelvey is an active entrepreneur, co-founding Forté Capital LLC, a New York based public money management firm with over $550 million in assets under management.

William (Bill) Scigliano, 47, has many years of experience as a C-level executive and technology innovator.  Prior to joining Forté Partners, Mr. Scigliano was the Chairman of Wherify Wireless, Inc. a developer of assisted GPS location products and services embedded in cell phones.  Mr. Scigliano was formerly the CEO and Chairman of IQ Biometrix, Inc., a leading provider of facial identification technology and security.  In addition, Mr. Scigliano serves as a Director on the boards of Acies, Inc. and Critical Reach.

Ronald A. Warren, 53, joined the Company in December 2003 as Vice President of Investor Relations and Corporate Communications and was elected as Secretary of the Corporation in September 2004. On April 29, 2008, Mr. Warren was appointed as the Company’s new Chief Financial Officer.  Mr. Warren is a senior level communications professional with a broad background in financial, regulatory and technical issues. His experience includes communications for high growth publicly held companies, national and multicultural audiences. Prior to joining uVuMobile, from 2002 to 2003, Mr. Warren was Director of Investor Relations and Corporate Communications at Beazer Homes USA, Inc. From 1994 to 2002, Mr. Warren was Director of Investor Relations, Corporate Communications and Assistant Secretary of Theragenics Corporation. Mr. Warren is an active member of the National Investor Relations Institute (NIRI) and served as the Atlanta Chapter President from 2002 to 2003.

Our Board

Our Board consists of five directors. The Board has determined that two of the Directors qualify as “independent” as defined by applicable NASDAQ and SEC rules. In making this determination, the Board has concluded that none of these members has a relationship which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Board Committees

The Board currently has, and appoints members to, three standing committees: the Audit Committee, the Compensation Committee and the Nominating Committee. The current members of the committees are identified below:

Director	Audit	Compensation	Nominating
Scott Hughes
William J. Loughman
Richard Seifert
Daniel McKelvey		X	X
William Scigliano	X

The Board of Directors has determined that Mr. Scigliano is an “Audit Committee financial expert” under applicable SEC rules and that all members of the Audit Committee qualify as “independent” as defined under applicable SEC rules.

EXECUTIVE COMPENSATION
COMPENSATION DISCUSSION AND ANALYSIS

The Company’s compensation process and policy is overseen by the Compensation Committee of the Board of Directors as more fully discussed below.

Objectives Of Compensation Program

This section discusses the principles underlying the Company’s executive compensation policies and decisions and the most important factors relevant to an analysis of these policies and decisions.  It provides qualitative information regarding the manner and context in which compensation is awarded to and earned by its executive officers and places in perspective the data presented in the tables and narrative that follow.

The Company’s compensation program for executive officers is designed to attract, as needed, individuals with the skills necessary for it to achieve its business plan, to motivate those individuals, to reward those individuals fairly over time, and to retain those individuals who continue to perform at or above the levels that it expects.  It is also designed to reinforce a sense of ownership, urgency and overall entrepreneurial spirit and to link rewards to measurable corporate and individual performance.

Elements Of Compensation

There are three main components to the Company’s compensation package: base salaries, annual cash bonuses, and stock based compensation.  A fourth, less significant component is other benefits and perquisites.  The Company’s compensation program is designed to be competitive with other employment opportunities and to align the interests of all employees, including its executive officers, with the long-term interests of its stockholders.

The Company fixes executive officer base compensation at a level it believes enables it to hire and retain individuals in a competitive environment and to reward satisfactory individual performance and a satisfactory level of contribution to its overall business goals.  The Company also takes into account the base compensation that is payable by companies that it believes to be its competitors and by other private and public companies with which it believes it generally competes for executives.  The Company has accessed a number of executive compensation surveys and other databases and reviews them when making crucial executive officer hiring decisions and annually when it reviews executive compensation.  The Company designed its executive cash bonuses to focus its executives on achieving key corporate financial objectives, to motivate certain desired individual behaviors and to reward substantial achievement of these company financial objectives and individual goals.  The Company utilizes these cash bonuses to reward performance achievements with a time horizon of one-year or less, and it utilizes salary as the base amount necessary to match its competitors for executive talent.  The Company utilizes stock options and restricted stock to reward long-term performance, with excellent corporate performance and extended officer tenure producing potentially significant value for the officer.

The Company views these components of compensation as related but distinct. Although its Compensation Committee does review total compensation, it does not believe that significant compensation derived from one component of compensation should negate or reduce compensation from other components.  The Company determines the appropriate level for each compensation component based in part, but not exclusively, on the analysis of the Compensation Committee and the Board of Directors consistent with its recruiting and retention goals, its view of internal equity and consistency, and other considerations it deems relevant, such as rewarding extraordinary performance.  In prior years uVuMobile has previously engaged compensation consultants to assist with this analysis, but currently the Company is not utilizing such consultants.

The Company believes that, as is common in the technology sector, stock option awards and restricted stock are the primary compensation-related motivators in attracting and retaining executives and that salary and bonus levels are secondary considerations.  Except as described below, its compensation committee has not adopted any formal or informal policies or guidelines for allocating compensation between long-term and currently paid-out compensation, between cash and non-cash compensation, or among different forms of non-cash compensation.  However, its compensation committee’s philosophy is to make a greater percentage of an employee’s compensation performance-based as he or she becomes more senior and to keep cash compensation to the minimum competitive level while providing the opportunity to be well rewarded through equity if the Company performs well over time.

The Company’s compensation committee’s current intent is to perform at least annually a strategic review of the Company’s executive officers’ compensation levels to determine whether they provide adequate incentives and motivation to its executive officers and whether they adequately compensate its executive officers relative to comparable officers in other companies with which it competes for executives.  These companies may or may not be public companies, but typically are within the cable, telecommunications and media industries, which the Company believes face similar issues to it.  The Company’s compensation committee’s most recent review occurred in the first quarter of 2007.  Compensation committee meetings typically have included, for all or a portion of each meeting, not only the committee members, but also its chief executive officer.  For compensation decisions, including decisions regarding the grant of equity compensation, relating to executive officers, its compensation committee typically considers recommendations from the chief executive officer as one factor in its analysis.

Since January 1, 2006, the Company accounts for equity compensation paid to its employees under the rules of SFAS No. 123R, which requires it to estimate and record an expense over the service period of the award.  Accounting rules also require it to record cash compensation as an expense at the time the obligation is accrued.  Unless and until the Company achieves sustained profitability, the availability to the Company of a tax deduction for compensation expense will not be material to its financial position.  The Company structures cash bonus compensation so that it is taxable to its executives at the time it becomes available to them.  The Company currently intends that all cash compensation paid will be tax deductible for the Company.  However, with respect to equity compensation awards, while any gain recognized by employees from nonqualified options should be deductible, to the extent that an option constitutes an incentive stock option gain recognized by the optionee will not be deductible if there is no disqualifying disposition by the optionee.  In addition, if the Company grants restricted stock or restricted stock unit awards that are not subject to performance vesting, they may not be fully deductible by the Company at the time the award is otherwise taxable to the employee.

Factors Unique To 2007

The Company had two separate chief executive officers during 2007.  On August 23, 2007, its then Interim Chief Executive Officer, David Ross, resigned from that position at uVuMobile.  Mr. Ross was not paid any severance amounts pursuant to his employment agreement with uVuMobile.  The Company’s Board of Directors performed a search for a candidate with experience in its areas of business.  As a result of the search, the Board of Directors of uVuMobile hired William Loughman as its new Chief Executive Officer effective August 23, 2007.

Base Salaries

The Company provides its executive officers with a level of cash compensation that facilitates an appropriate lifestyle and provides a reasonable minimum compensation.  The Company makes this determination based on a variety of factors including professional accomplishments, level of education, past experience and scope of responsibilities. The actual amount of base salary paid to each executive officer is set forth in the “Summary Compensation Table” included later in this Prospectus.

The salary level for Mr. Ross as Interim Chief Executive Officer was set at a rate of $275,000 per year beginning in August of 2006 and remained at that level until his resignation.  When Mr. Loughman became the Chief Executive Officer in August 2007, his annualized salary was set at the rate of $180,000.  The salary level for Mr. Hughes, the Company’s Chief Technology Officer, was set at a rate of $180,000 per year beginning in August 2007.  The salary level for Mr. Novia, the Company’s Senior Vice-President of Content, was set at a rate of $162,000 per year beginning in August 2007.  The base salary amounts for all three executive officers, Messrs. Loughman, Hughes and Novia remain at their 2007 levels.

Bonuses

The Company currently has no established cash bonus or non-equity incentive plan.  As set forth in their respective employment agreements with uVuMobile, Messrs. Loughman, Hughes and Novia are each eligible for cash bonuses upon the achievement of goals set by the Board of Directors.  No bonuses have ever been paid to any of the above referenced executive officers under this provision of their employment agreements since uVuMobile has not achieved the goals set by the Board of Directors for the granting of these bonuses.  The compensation committee felt that these bonuses should be based on the Company’s executive officers’ success as a team, as well as individually.  No goals for the possible achievement of cash bonuses by Messrs. Loughman, Hughes and Novia have been set for the 2008 fiscal year.  The compensation committee of the Board of Directors also has the power to award discretionary cash bonuses to each of Messrs. Loughman, Hughes, and Novia; however, no such bonuses have ever been granted.

Stock Based Compensation

All of the Company’s employees participate in its stock based compensation plans and receive awards of non-qualified stock options or restricted stock.  The Company uses non-qualified options because of the favorable tax treatment to it and the near universal expectation by employees in its industry that they will receive stock options.  The overwhelming majority of these awards are time-based options which vest over a period of two years while the employees are in the employ of uVuMobile.  The Company’s current executive officers have received stock options and restricted stock as part of their compensation.  The value of the shares subject to option grants and grants of restricted stock to executive officers are reflected in the “Summary Compensation Table” table below and further information about these grants is reflected in the “uVuMobile Grants of Plan-Based Awards Table below.

The Company does not have any program, plan or obligation that requires it to grant equity compensation on specified dates.  The Company has not made equity grants in connection with the release or withholding of material non-public information.  It is possible that it will establish programs or policies of this sort in the future. Authority to make equity grants to executive officers rests with its Compensation Committee; however, as noted above, the Compensation Committee does consider the recommendations of its Chief Executive Officer.

In general, the Company’s philosophy is to set common goals for all executive officers for all performance-based option grants and grants of restricted stock.  The Company expects that in normal circumstances, future option grants and grants of restricted stock that are performance-based will be based on common goals for all executive officers.

At the present time, the Company has no formal policy related to stock ownership for executive officers, and in establishing grant levels, we generally do not consider the equity ownership levels of the executive officers or the existence of fully vested prior awards.

Timing Of Option Grants

The Company does not have a formal written policy related to the timing of option grants or grants of restricted stock; however it does have certain time periods when options are normally granted.  At the present time, the Company does not have many analysts that follow its common stock and the release of its quarterly financial reports normally has little or no impact on the price of its common stock.  There are two normal situations where options are granted.  The first is when a new employee, including an executive officer, is hired.  If a new employee receives options as part of starting employment, those options are granted either at, or shortly after, the employment start date.  All options to employees that have been granted to date, including those to the executive officers, are time-based awards.

For executive officers, the Compensation Committee also meets annually to establish compensation levels, including salary, bonus, options and restricted stock, for the year.  This meeting normally occurs in the first quarter of each year.  In 2008, the Compensation Committee is expected to complete this activity in the second quarter of 2008.

All option grants for all employees are approved by the Compensation Committee of the Board of Directors. The Compensation Committee does not delegate any of its powers for granting options to others.

Other Benefits And Perquisites

Since the Company has not yet reached profitability, it takes a relatively minimal approach to benefits for all employees, including its executive officers.  There are no benefit plans available to its executive officers that are not available to all employees.  These benefits include health and dental insurance, group term life insurance, and disability insurance.  There are no special benefits or perquisites provided to any executive officer. The Company has no company funded retirement plans or deferred compensation plans.  We also do not provide any of the perquisites common at larger companies.

Severance And Change Of Control Provisions

Each of the Company’s current executive officers, Messrs. Loughman, Hughes and Novia, currently have employment agreements with uVuMobile, and Mr. Ross, its former Chief Executive Officer, had an employment agreement which contained certain provisions for the acceleration of option grants and grants of restricted stock and severance payments if their employment is terminated without cause or under other circumstances.

Mr. Ross resigned as the company’s Chief Executive Officer effective August 23, 2007, but he did not receive any severance payments or the acceleration of any stock options or restricted stock.

Compensation Approval Process

The Compensation Committee of the Company’s Board of Directors approves all compensation and awards to all executive officers.  Regarding most compensation matters, including executive compensation, the Chief Executive Officer provides recommendations to the Compensation Committee.  However, the Compensation Committee does not delegate any of its functions to others in setting compensation.  To this point, the Company has made formal use of compensation consultants in the past in determining executive compensation levels for many of its executive officers, but it does not currently have any such consultants engaged.  The Company does, however, intend to undergo a thorough review of its executive compensation practices in 2008 to insure that its current compensation practices are reasonable and appropriate for its circumstances.  The Company anticipates that this review will include benchmarking against other companies.  This review may or may not include an independent analysis by compensation consultants.

As previously discussed, The Company hired a new Chief Executive Officer during 2007.  In the case of Mr. Loughman, the Company did not use a search firm.  In the course of that search, the Compensation Committee discussed the compensation of Mr. Ross, its exiting Chief Executive Officer, as well as a range of possible compensation for a new Chief Executive Officer.  The Compensation Committee feels that the compensation of Mr. Loughman as Chief Executive Officer falls within the reasonable range.  The Company did not do a specific analysis, nor did it receive any written report or specific recommendations as to the compensation for Mr. Loughman as Chief Executive Officer.  The Company believed that its proposal for Mr. Loughman’s compensation was reasonable, and Mr. Loughman accepted the proposal.

Compensation Committee Report

The Compensation Committee is responsible for discharging the responsibilities of the Board with respect to the compensation of the Company’s executive officers. The Compensation Committee sets performance goals and objectives for the Chief Executive Officer and the other executive officers, evaluates their performance with respect to those goals and sets their compensation based upon the evaluation of their performance. In evaluating executive officer pay, the Compensation Committee may retain the services of a compensation consultant and consider recommendations from the Chief Executive Officer and President with respect to goals and compensation of the other executive officers. The Compensation Committee assesses the information it receives in accordance with its business judgment. The Compensation Committee also periodically reviews director compensation. All decisions with respect to executive and director compensation are approved by the Compensation Committee and recommended to the full Board for ratification.  The Compensation Committee is responsible for administering all of the Company’s equity-based plans.

The Company has reviewed and discussed with management the Compensation Discussion and Analysis to be included in the Company’s 2007 Annual Report on Form 10-K for the fiscal year ended December 31, 2007, to be filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Based on the reviews and discussions referred to above, the Company recommended to the Board of Directors that the Compensation Discussion and Analysis referred to above be included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

By the Compensation Committee of the Board of Directors:

/s/ Daniel McKelvey
Daniel McKelvey

SUMMARY COMPENSATION TABLE

Name / Position	Year	Salary(1)	Bonus	Option Awards	All Other Compensation	Total
David Ross, CEO (a)(b)	2007	$171,875	$–	$385,820	$–	$557,695
	2006	$179,237	$–	$835,578	$–	$1,014,815
William J. Loughman, CEO, CFO (c)(d)	2007	$215,684	$–	$22,348	$–	$238,032
	2006	$171,839	$–	$116,592	$–	$288,431
Scott Hughes, CTO (e)(f)	2007	$170,000	$–	$48,862	$25,000	$243,862
	2006	$143,750	$–	$921,518	$–	$1,065,268
Tony Novia, SVP (g)(h)	2007	$161,709	$–	$217,262	$25,000	$403,971
	2006	$77,575	$25,000	$93,608	$–	$196,183

(1)	Messrs. Ross, Loughman, and Novia all joined the Company at different times in 2006. Therefore, the salaries reflected here are pro-rated for the year.

(a)	Mr. Ross resigned as CEO on August 23, 2007.

(b)
Mr. Ross was named Interim CEO in September 2006.  Based on his new duties and responsibilities, Mr. Ross was given a raise in the amount of $75,000, which brought his annual salary to $275,000.  Mr. Ross received a grant of 1,000,000 stock options under his Employment Agreement and two additional grants of 150,000 stock options in July and October 2006.  The October 2006 options were granted based on the Executive Stock Option Incentive Plan.  In each case, the exercise price of the stock options is based on the closing stock price on the date of grant.

(c)
Mr. Loughman was named CEO and President on August 23, 2007.  In November of 2007, Mr. Loughman's base salary became $180,000.  In addition, Mr. Loughman was granted a total of 1,350,000 stock options in 2007.  In each case, the exercise price of all options is based on the closing stock price on the date of grant.

(d)
Mr. Loughman received a base salary of $240,000 annually less FICA and a grant of 80,000 stock options under his Employment Agreement.  In addition, Mr. Loughman received a grant of 25,000 stock options under the Executive Stock Option Incentive Plan.  In each case the exercise price of the options is based on the closing stock price on the date of grant.

(e)
Mr. Hughes' August 2006 Employment Agreement was terminated on July 31, 2007.  However, upon signing a new agreement in November 2007, Mr. Hughes' salary became $180,000 and he received a lump-sum payment of $25,000 upon signing a Settlement Agreement for his terminated 2006 Employment Agreement.  In addition, Mr. Hughes was granted a total of 1,100,000 stock options.  The exercise price of all options is based on the closing stock price on the date of the grant.

(f)
Mr. Hughes received a salary increase in August 2006 to raise his salary from $130,000 (the amount in his Employment Agreement) to $160,000.  In addition, Mr. Hughes was granted 30,000 stock options in October 2006 under the Executive Stock Option Incentive Plan.  The exercise price of the stock options is based on the closing stock price on the date of grant.

(g)
Mr. Novia's June 2006 Employment Agreement was terminated on July 31, 2007.  Upon signing a new Employment Agreement, Mr. Novia received a base salary of $162,000.  He also received a lump-sum payment of $25,000 as stated in a Settlement Agreement regarding his June 2006 Employment Agreement.  In addition, Mr. Novia was granted a total of 600,000 stock options in 2007.  The exercise price of all options is based on the closing stock price on the date of the grant.

(h)
Mr. Novia received an annual base salary of $160,000 under his Employment Agreement.  Under the Employment Agreement, Mr. Novia also received a grant of 250,000 stock options.  In addition, Mr. Novia received a grant of 50,000 stock options in July 2006 and a grant of 100,000 stock options in October 2006.  The October 2006 options were granted based on the Executive Stock Option Incentive Plan.  In each case, the exercise price of the options is based on the closing stock price on the date of the grant.

uVuMobile Grants of Plan-Based Awards Table
All Other Option Awards:
Name	Grant Date	Number of Securities Underlying Options	Exercise of Base Price of Option Awards	Grant Date Fair Value of Stock and Options Awards
David Ross, CEO (a)	4/27/2007	200,000	$0.30	$43,000
William Loughman, CEO, CFO (b)	4/27/2007	100,000	$0.30	$21,500
	9/12/2007	250,000	$0.15	$30,825
	11/2/2007	1,000,000	$0.13	$114,900
Scott Hughes, CTO (c)	4/27/2007	100,000	$0.30	$21,500
	11/2/2007	1,000,000	$0.13	$114,900
Tony Novia, SVP - Content (d)	4/27/2007	100,000	$0.30	$21,500
	11/2/2007	500,000	$0.13	$57,450

(a)
Mr. Ross received 200,000 options granted under the Executive Stock Option Incentive Plan. The exercise price of these options is $0.30 and is based on the closing stock price on the date of grant. These options vest quarterly over a two-year period from the date of grant.  Mr. Ross resigned as CEO on August 23, 2007.

(b)
Mr. Loughman received an additional 350,000 options under the Executive Stock Option Incentive Plan. The exercise price of these options range between $0.15 and $0.30; based on the closing stock price on the date of grant. These options vest quarterly over a two-year period from the date of grant.  In addition, Mr. Loughman received 1,000,000 options granted under a Settlement Agreement and General Release.  The exercise price of these options is $0.13 and is based on the closing stock price on the date of the grant.  These options vest quarterly over a two-year period from the date of grant.

(c)
Mr. Hughes received 100,000 options under the Executive Stock Option Incentive Plan. The exercise price of these options is $0.30 based on the closing stock price on the date of grant. These options vest quarterly over a two-year period from the date of grant.  In addition, Mr. Hughes received 1,000,000 options granted under a Settlement Agreement and General Release.  The exercise price of these options is $0.13 and is based on the closing stock price on the date of the grant.  500,000 of these options vest immediately and the remaining 500,000 shall vest quarterly over a one-year period from the date of grant.

(d)
Mr. Novia was granted 100,000 options under the Executive Stock Option Incentive Plan. The exercise price of these options is $0.30 and is based on the closing stock price on the date of grant. These options also vest quarterly over a two-year period from the date of grant.  In addition, Mr. Novia received 500,000 options granted under a Settlement Agreement and General Release.  The exercise price of these options is $0.13 and is based on the closing stock price on the date of the grant.  These options vest quarterly over a two-year period from the date of grant.

OUTSTANDING EQUITY AWARDS VALUE AT FISCAL YEAR-END TABLE

The following table gives information regarding all unexercised options previously awarded to the Executive Officers named above for fiscal year ended December 31, 2007.  The number of options held at December 31, 2007 includes options granted under the 2004 Stock Option Plan and the 2005 Stock Option Plan.

Outstanding Equity Awards at Fiscal Year-End

Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
David Ross, CEO (a)	50,000	150,000	$0.30	4/27/2017
William J. Loughman, CEO, CFO (b)	50,000	50,000	$0.30	4/27/2017
	125,000	125,000	$0.15	9/12/2017
	375,000	625,000	$0.13	11/2/2017
Scott Hughes, CTO (c)	37,500	62,500	$0.30	4/27/2017
	750,000	250,000	$0.13	11/2/2017
Tony Novia, SVP - Content (d)	50,000	50,000	$0.30	4/27/2017
	125,000	375,000	$0.13	11/2/2017

(a)
Mr. Ross received 200,000 options with an exercise price of $0.30 under the Executive Incentive Bonus Plan.  The options vest quarterly over two years and the exercise price is based on the closing stock price on the date of grant.

(b)
Mr. Loughman received 100,000 options on April 27, 2007 under the Executive Incentive Bonus Plan.  The options vest quarterly over two years and the exercise price of $0.15 is based on the closing stock price on the date of grant.  Mr. Loughman also received 250,000 options on Sept. 12, 2007, upon his appointment to the Board of Directors.  The options vest over one-year and the exercise price is based on the closing stock price on the date of grant.  On November 2, 2007, Mr. Loughman received 1,000,000 options.  The options vest quarterly over two years and the exercise price of $0.13 is based on the closing stock price on the date of grant.

(c)
Mr. Hughes received 100,000 options in April 2007 under the Executive Incentive Bonus Plan.  The options vest quarterly over a two years and the exercise price of $0.30 is based on the closing stock price on date of grant.  On November 2, 2007, Mr. Hughes received 1,000,000 options.  The options vest as follows:  500,000 immediately upon signing and the remaining 500,000 over a 12-month period.  The exercise price of $0.13 is based on the closing stock price on the date of grant.

(d)
Mr. Novia received 100,000 options under the Executive Bonus Plan.  The exercise price of $0.30 is based upon the closing stock price on the date of the grant.  Mr. Novia also received an additional 500,000 options with an exercise price of $0.13 on November 2, 2007.  All of the options vest quarterly over two years and the price is based on the closing stock price on the date of the grant.

OPTION EXERCISES AND STOCK VESTED

No options were exercised by the President and Chief Executive Officer or any other Executive Officer listed in the Summary Compensation Table in the fiscal year ended December 31, 2007.

NON-QUALIFIED DEFERRED COMPENSATION

At this time the Company does not have a non-qualified deferred compensation plan.

SEVERANCE BENEFITS

The Company believes that it should provide reasonable severance benefits to executives under appropriate circumstances. In that regard, certain Company executives have severance benefits, the terms of which are set forth in their employment contracts negotiated and agreed upon between the executives and the Company. The Company views the severance benefits as a valuable retention tool and believes the terms of all such severance benefits reflect the value of the executive's services to the Company.

In general, the employment contracts provide that the severance benefits for termination by the Company without Cause (in general “Cause” is defined as conviction of a crime, stealing from the Company, violation of the Non-Compete/Non-Disclosure agreement, failure to perform job duties as directed by the Board, or gross negligence) or by the employee with Good Reason (in general “Good Reason” is defined as a required relocation, position change, change in responsibilities or decrease in compensation) are to be paid including earned but unpaid salary and expenses, continued provision of benefits during the severance period, and a pro rated bonus payment. Certain of the employment contracts also require the Company to pay the employee's salary past the date he or she is terminated by the Company without Cause or by the employee for Good Reason. In addition, unvested stock options will vest immediately if he or she is terminated by the Company without Cause or by the employee for Good Reason.

Further, in general, the employment contracts provide that the executive will not receive any severance benefits if the individual is terminated by the Company for Cause as defined above or if the executive terminates his or her employment without Good Reason (as defined above). Rather, the executive would generally only be entitled to earned but unpaid salary, expenses and vested stock options.

Severance Benefits Table

Name	Lump Sum Payment	Insurance Benefit Paid
William Loughman, CEO, CFO (a)	$59,400	$–
Scott Hughes, CTO (b)	$59,400	$–
Tony Novia, SVP - Content (c)	$53,460	$6,388

(a)
Mr. Loughman signed a new Employment Agreement in November 2007.  Under the terms of the Agreement, if the Agreement is terminated within the first year by the Company, Mr. Loughman receives a lump sum payment equal to 33% of his annual salary.

(b)
Mr. Hughes signed a new Employment Agreement in November 2007.  Under the terms of the Agreement, if the Agreement is terminated within the first year by the Company, Mr. Hughes receives a lump sum payment equal to 33% of his annual salary.

(c)
Mr. Novia signed a new Employment Agreement in November 2007.  Under the terms of the Agreement, if the Agreement is terminated within the first year by the Company, Mr. Novia receives a lump sum payment equal to 33% of his annual salary.  In addition, Mr. Novia receives health and dental benefits paid four months after the termination date.

Change in Control

In the event of a Change in Control (as defined in each employment contract) any unvested stock options will immediately vest. Per some employment contracts, certain executives will also receive base salary for a stated period of time (generally one year or less).

DIRECTOR COMPENSATION TABLE

The following table provides the compensation information for the one-year period ended December 31, 2007 for each member of our Board of Directors.

Director Compensation

Name	Fees Earned or Paid in Cash[1]	Option Awards[2]	Total
William J. Loughman Director (a)	$–	$–	$–
Daniel McKelvey Director (b)	$500	$–	$500
William J. Scigliano Director (c )	$500	$–	$500
Richard Seifert Director (d)	$6,000	$–	$6,000

Compensation Committee Interlocks and Insider Participation

No member of the Board's Compensation Committee has served as one of the Company’s officers or employees at any time. None of its Executive Officers serves as a member of the Compensation Committee of any other company that has an executive officer serving as a member of its Board of Directors. None of its executive officers serve as a member of the Board of Directors of any other company that has an executive officer serving as a member of its Board's Compensation Committee.

SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of May 27, 2008, certain information known to the Company with respect to the beneficial ownership of its Capital Stock, by (i) each person known by the Company to be the beneficial owner of more than 5% of the Company's outstanding Capital Stock, (ii) each executive officer named in the summary compensation table included elsewhere in this prospectus and director of the Company, and (iii) all directors and executive officers as a group. Except as otherwise indicated, the Company believes that the beneficial owners of the Capital Stock listed below, based on information furnished by such owners, have sole investment and voting power with respect to their shares.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned (1)	Percentage Shares Beneficially Owned
Enable (2) One Ferry Building, Suite 255, San Francisco, CA 9411	28,125,000	31.6%
Forte Partners LLC (3) (10) 250 Montgomery St., Suite 1200, San Francisco, CA 94104	20,052,223	23.0%
Michael Criden (4) 2160 Satellite Blvd. Suite 130, Duluth, GA 30097	4,976,978	6.3%
Glenn Singer (5) 2160 Satellite Blvd. Suite 130, Duluth, GA 30097	5,775,313	7.4%
William J. Loughman (6) 2160 Satellite Blvd. Suite 130, Duluth, GA 30097	1,924,063	2.5%
Scott Hughes (7) 2160 Satellite Blvd. Suite 130, Duluth, GA 30097	2,410,000	3.1%
Hamouth Family Trust (8)	5,363,289	7.0%
Richard Seifert (9) 2160 Satellite Blvd. Suite 130, Duluth, GA 30097	362,500	*
Daniel McKelvey (10) (3) 2160 Satellite Blvd. Suite 130, Duluth, GA 30097	150,000	*
William Scigliano (11) 2160 Satellite Blvd. Suite 130, Duluth, GA 30097	137,500	*
Todd Katz (12) 213 Oakmont Dr., Blue Bell, PA 19422	4,218,750	5.5%
All directors and executive officers as a group (6 persons)	5,661,563	7.0%

*              Less than 1%.

(1)
Beneficial ownership is determined in accordance with the rules of the SEC. Shares of common stock (a) subject to options or warrants currently exercisable or exercisable within 60 days of May 27, 2008 or (b) into which shares of the Company’s Series A-1 Preferred Stock, Series B Preferred Stock and 8% Convertible Debentures are convertible within 60 days of May 27, 2008, are deemed outstanding for computing the percentage ownership of the stockholder holding the options, warrants, Series A-1 Preferred Stock, Series B Preferred Stock or 8% Convertible Debentures, as applicable, but are not deemed outstanding for computing the percentage ownership of any other stockholder.  Unless otherwise indicated in the footnotes to this table, we believe that stockholders named in the table have sole voting and sole investment power with respect to the shares set forth opposite such stockholder’s name. Unless otherwise indicated, the officers, directors and stockholders can be reached at our principal offices. As of May 27, 2008, the Company had 77,349,987 shares of common stock outstanding and 133,333 shares of Series A-1 Preferred Stock currently convertible into one share of common stock each.

(2)
Represents 15,625,000 shares of common stock into which Enable’s 8% Convertible Debentures are convertible and two warrants to purchase an aggregate of 12,500,000 shares of common stock at an exercise price of $0.15.

(3)
Represents 9,375,000 shares of common stock into which Forté’s 8% Convertible Debentures are convertible; a warrant to purchase an aggregate of 7,500,000 shares of common stock at an exercise price of $0.15, per share; and a warrant to purchase 3,177,223 shares of common stock at an exercise price of $0.064, per share.  Mr. McKelvey is a principal with Forte Partners LLC.

(4)
Represents 2,755,728 shares of common stock, a warrant to purchase an aggregate of 1,291,250 shares of Common Stock at an exercise price of $0.15 per share, and options to purchase 630,000 shares of common stock at exercise prices ranging from $0.13 to $1.91 per share; of which options to purchase 630,000 shares of common stock are exercisable within 60 days of May 27, 2008.  Mr. Criden is a former Director of the Company.

(5)
Represents 3,734,063 shares of common stock, 15,000 shares of common stock held in a custodial account for his children, a warrant to purchase an aggregate of 1,291,250 shares of common stock at exercise price of $0.15 per share, and options to purchase 735,000 shares of common stock at exercise prices ranging from $0.13 per share to $1.91 per share; of which options to purchase 735,000 shares of common stock are exercisable within 60 days of May 27, 2008. The warrants were issued in the name of GHS Holdings Limited Partnership, a company that Mr. Singer controls.  Mr. Singer is a former Director of the Company.

(6)
Represents 744,063 shares of common stock held by Mr. Loughman, warrants to purchase an aggregate of 531,250 shares of common stock at an exercise price of $0.15 per share, and options to purchase 1,455,000 shares of common stock at exercise prices ranging from $0.14 per share to $1.95 per share; of which options to purchase 648,750 shares of common stock are exercisable within 60 days of May 27, 2008.

(7)
Represents options to purchase 2,730,000 shares of common stock at exercise prices ranging from $0.13 per share to $1.55 per share; of which options to purchase 2,410,750 shares of common stock are exercisable within 60 days of May 27, 2008.

(8)	Represents 5,363,289 shares of common stock held in trust for the benefit of Reme Hamouth.

(9)
Represents 175,700 shares of common stock registered in his wife’s name and options to purchase 250,000 shares of common stock at an exercise price of $0.14, of which options to purchase 187,500 shares of common stock are exercisable within 60 days of May 27, 2008.

(10)
Represents options to purchase 300,000 shares of common stock at an exercise price of $0.09, of which options to purchase 150,000 shares of common stock are exercisable within 60 days of May 27, 2008. Mr. McKelvey is a principal with Forte Partners LLC.

(11)	Represents options to purchase 275,000 shares of common stock at an exercise price of $0.09, of which options to purchase 137,500 shares of common stock are exercisable within 60 days of May 27, 2008.

(12)
Represents 2,343,750 shares of common stock into which his 8% Convertible Debentures are convertible and two warrants to purchase an aggregate of 1,875,000 shares of common stock at an exercise price of $0.15.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Trading History

Our common stock has been listed for trading on the National Association of Securities Dealers, Inc. Over-the-Counter Bulletin Board, or the OTC Bulletin Board, under the symbol “UVUM.OB” since June 4, 2007. The following is a summary of the high and low closing prices of our common stock on the OTC Bulletin Board during the periods presented. Such prices represent inter-dealer prices, without retail mark-up, mark down or commissions, and may not necessarily represent actual transactions. Trading in our common stock has not been extensive and such trades should not be characterized as constituting an active trading market.

	Closing Sale Price
	High	Low
Year Ending December 31, 2008
First Quarter	$0.10	$0.04
Second Quarter (through May 27, 2008)	$0.06	$0.04

Year Ending December 31, 2007
First Quarter	$1.14	$0.27
Second Quarter	$0.40	$0.11
Third Quarter	$0.41	$0.04
Fourth Quarter	$0.15	$0.07

Year Ending December 31, 2006
First Quarter	$5.80	$1.80
Second Quarter	$2.40	$0.93
Third Quarter	$1.62	$0.88
Fourth Quarter	$1.45	$0.79

On May 27, 2008, the closing sales price for the common stock was $0.05, as reported on the website of the Over-the-Counter Bulletin Board. As of May 27, 2008, there were approximately 223 stockholders of record of the common stock (not including the number of persons or entities holding stock in nominee or street name through various brokerage firms) and 1 holder of record of the Preferred Stock.

Dividends

Since inception, we have not declared or paid any dividend on our common stock. We do not anticipate that any dividends will be declared or paid in the future on our common stock. The rights of holders of our Common Stock to receive dividends are subject to certain preferential rights of holders of our Preferred Stock to receive dividends.

Equity Compensation Plan Information

The following table provides information, as of May 27, 2008, with respect to options outstanding and available under the 2004 and 2005 Stock Incentive Plans, which are our only equity compensation plans other than an employee benefit plan meeting the qualification requirements of Section 401(a) of the Internal Revenue Code:

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in Column a)
	(a)	(b)	(c)
Plan Category
Equity compensation plans approved by security holders	11,385,000	$1.80	3,615,000
Equity compensation plans not approved by security holders	–	–	–
Total	11,385,000	$1.80	3,615,000

DESCRIPTION OF CAPITAL STOCK

The following description of our securities and provisions of our Certificate of Incorporation and Bylaws is only a summary. You should also refer to the copies of our certificate and bylaws, copies of which have been incorporated by reference as exhibits to the registration statement, of which this prospectus forms a part. The following discussion is qualified in its entirety by reference to such exhibits.

Our authorized capital stock currently consists of 300,000,000 shares of common stock, par value $0.001, and 50,000,000 shares of preferred stock, par value $0.001.

Common Stock

Our Board of Directors is authorized to issue up to 300,000,000 shares of common stock, par value $0.001. As of May 27, 2008, 77,349,087 shares of common stock were deemed outstanding and held of record by 223 stockholders (not including the number of persons or entities holding stock in nominee or street name through various brokerage firms).

Holders of common stock do not have cumulative voting rights. Holders of common stock, on the basis of one vote per share, have the right to vote for the election of the members of the board of directors and the right to vote on all other matters, except those matters on which a separate class of stockholders vote by class to the exclusion of the shares of common stock. Holders of common stock do not have any preemptive, subscription or conversion rights.

Holders of common stock are entitled to receive dividends declared by the board of directors out of legally available funds, subject to the rights of preferred stockholders. Since our inception, we have not declared or paid any cash dividends on our common stock. We presently intend to retain future earnings, if any, for use in the operation and expansion of our business. We do not anticipate paying cash dividends in the foreseeable future. See “Dividends.” In the event of our liquidation, dissolution or winding up, common stockholders are entitled to share ratably in all assets legally available for distribution after payment of all debts and other liabilities, subject to the prior rights of any holders of outstanding shares of preferred stock, if any.

Preferred Stock

Our Board of Directors is authorized to issue up to 50,000,000 shares of preferred stock in one or more series without further stockholder approval. The Board has discretion to determine the rights, preferences, privileges and restrictions of, including, without limitation, voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of, and to fix the number of shares of, each series of our preferred stock. Accordingly, our Board of Directors could authorize the issuance of shares of preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest.

Series A-1 Convertible Preferred Stock

As of May 27, 2008, 133,333 shares of the Series A-1 Convertible Preferred Stock were deemed outstanding and held of record by 1 stockholder.

Voting

Each holder of the Preferred Stock is entitled to the number of votes equal to the number of whole shares of common stock into which the shares of the Preferred Stock held by such holder is then convertible (as adjusted from time to time pursuant to the Certificate of Designation) with respect to any and all matters presented to the stockholders for their action or consideration. Except as provided by law, holders of the Preferred Stock vote together with the holders of common stock as a single class.

Dividends

The holders of the Preferred Stock share dividends ratably with the holders of the common stock in proportion to the number of shares of the Preferred Stock and common stock held by each such holder.

Liquidation

In the event of liquidation, dissolution or winding up of the Company, the holders of the Preferred Stock then outstanding will be entitled to be paid an amount equal to $0.064 per share (subject to adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares pursuant to the Certificate of Designation), plus any dividends declared but unpaid thereon before any payment is made to the holders of common stock or any other class or series of stock ranking on liquidation junior to the Series A Class. After the holders of the Preferred Stock have been paid in full, the remaining net assets of the Company will be distributed ratably among the holders of the Preferred Stock and common stock (with each share of the Preferred Stock being deemed to be equal to the number of shares of common stock into which such share is convertible immediately prior to the close of business on the business day fixed for such distribution). Any merger or consolidation in which the Company is a party (except any merger or consolidation in which the holders of capital stock of the Company immediately prior thereto continue to hold immediately following the transaction at least 51% by voting power of the capital stock of the surviving or resulting corporation), or sale of all or substantially all the assets of the Company will be deemed a liquidation event.

Redemption

Upon an increase in the authorized shares of common stock, the Corporation will have the right, but not the obligation, to redeem all of the then-outstanding shares of the Preferred Stock for cash in an amount calculated pursuant to the terms of the Certificate of Designation.

Warrants to Purchase Our Common Stock

As of May 27, 2008, warrants to purchase 39,112,598 shares of our common stock were issued and outstanding. Of this amount, warrants to purchase 28,531,538 shares of our common stock with an exercise price of $0.15, warrants to purchase 605,000 shares of common stock at an exercise price of $0.10, warrants to purchase 3,477,223 shares of common stock at an exercise price of $0.064, all of which will expire on December17, 2012. The remaining warrants to purchase 6,498,837 shares of our common stock have exercise prices ranging from $0.75 to $3.50 and expire at various times between May 2008 and December 2009.

Each warrant contains provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits, reorganizations, reclassifications and consolidations.

Options to Purchase Our Common Stock

As of May 27, 2008, options to purchase 995,000 shares of our common stock were issued and outstanding under our 2004 Equity Incentive Plan. These options expire at various dates between September 1, 2014 and November 1, 2015 and are subject to forfeiture provisions as outlined in the agreements upon termination of employment or service. The weighted average exercise price of these options is $2.04.

As of May 27, 2008, options to purchase 7,495,000 shares of our common stock were issued and outstanding under our 2005 Stock Incentive Plan. These options expire at various dates between February 28, 2016 and January 18, 2018 and are subject to forfeiture provisions as outlined in the agreements upon termination of employment or service. The weighted average exercise price of these options is $0.63.

Each option contains provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits, reorganizations, reclassifications and consolidations.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company.

TRANSACTIONS WITH RELATED PERSONS

On December 17, 2007, uVuMobile, Inc. (the “Company”) entered into a definitive agreement (the “Securities Purchase Agreement”) to sell $2,033,423 of its 8% Secured Convertible Debentures (the “Debentures”) to institutional and private investors (collectively, the “Investors” or “Holders”).

The Debentures bear interest at the rate of 8% per annum and mature on December 17, 2009 (the “Maturity Date”).  The Company shall pay interest to the holders of the Debentures quarterly on each of January 1, April 1, July 1, and October 1 of each year prior to the Maturity Date of the Debentures.  The Debentures are also convertible into shares of the Company’s common stock at a conversion price of $0.064 per share, subject to adjustment in accordance with terms of the Debentures.  Any voluntary conversion by the Investors of the Debentures is subject to a Beneficial Ownership Limitation (as defined in the Debentures).  In addition, the Debentures are subject to a forced conversion (the “Forced Conversion”) in all or in part by the Company in the event that the daily volume weighted average stock price of the Company’s common stock for any twenty (20) consecutive trading days exceeds $0.256.  The Debentures are secured by all of the assets of the Company pursuant to a security agreement.

In connection with the Debentures, the Company issued to certain investors warrants that have substantially the same terms and conditions and give the respective Holders the right to purchase a total of 12,500,000 and 7,500,000 shares of the Company’s common stock, respectively, at an exercise price of $0.15 per share for a period of five (5) years.  Of which, 3,177,223 shares are issuable upon exercise of warrants, exercisable for a period of five (5) years at a price of $0.064 per share in connection with the Debenture issued to the finder of the Debenture, Forte Partners LLC (“Forte”), as a finders fee.  In addition, Forte Partners LLC received a finder’s fee of $203,342.  Mr. McKelvey, one of the Company’s Directors, is a principal of Forte Partners LLC.

The Company also issued 664,063 shares, 1,614,062 shares and 1,614,063 shares of its Series B Convertible Preferred Stock, respectively, to William J. Loughman, its Chief Executive Officer, and two of the Company’s former Directors, Michael Criden and Glenn Singer, in consideration for the cancellation of debt owed by the Company to each of these individuals.  On March 25, 2008, Messrs. Loughman, Criden and Singer converted 664,063 shares, 1,614,062 shares and 1,614,063 shares of Series B Convertible Stock, respectively, into 664,063 shares, 1,614,062 shares and 1,614,063 shares, respectively, of the Company’s common stock.  In connection with the issuance of these shares of Series B Convertible Preferred Stock, the Company also issued warrants to purchase 531,250; 1,291,250; and 1,291,250 shares of the Company's common stock, respectively, to each of Messrs. Loughman, Criden and Singer. These warrants have an exercise price of $0.15 per share and are exercisable for a period of five (5) years.

The Company’s Audit Committee is charged with monitoring and reviewing issues involving potential conflicts of interest, and reviewing and approving all related party transactions.

LEGAL MATTERS

The validity of the shares of our common stock offered by the Selling Stockholders will be passed upon by Donald T. Locke, our interim General Counsel.

EXPERTS

The consolidated financial statements of the Company as of and for the years ended December 31, 2005, 2006 and 2007 have been included herein and in the Registration Statement in reliance upon the reports of Sherb & Co., LLP, independent registered public accountants, appearing elsewhere herein and upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a Registration Statement we have filed with the SEC. We have not included in this prospectus all of the information contained in the Registration Statement, and you should refer to the Registration Statement and its exhibits for further information.

We file annual, quarterly, and special reports, proxy statements, and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F. Street, N.E., Washington, DC 20549. Copies of these materials may also be obtained from the SEC at prescribed rates by writing to the Public Reference Section of the SEC, 100 F. Street, N.E., Washington, DC 20549. You may obtain information about the operation of the SEC public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. Our filings are also available to the public from commercial document retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.

We furnish our security holders with an annual report before each of our annual meetings of stockholders. Our annual reports include financial statements prepared in accordance with generally accepted accounting principles, except as disclosed therein. These annual financial statements are examined by our independent registered public accounting firm.

Our Web site address is http://www.smartvideo.com or http://www.uvumobile.com . The information on our Web site is not incorporated into this prospectus.

DOCUMENTS INCORPORATED BY REFERENCE

The Commission allows us to “incorporate” into this prospectus information we file with the Commission in other documents.  This means we can disclose important information to you y referring to other documents which we have filed previously that contain that information.  The following documents, which have been filed by uVuMobile, Inc. with the Commission pursuant to the Exchange Act (File No. 000-26809), are incorporated by reference in this prospectus and shall be deemed to be a part hereof:

(1)	uVuMobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (File No. 000-26809).
(2)	uVuMobile’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 (File No. 000-26809).
(3)	uVuMobile’s Current Report on Form 8-K (Items 8.01 and 9.01) filed with the Commission on February 14, 2008 (File No. 000-26089).
(4)	uVuMobile’s current Report on Form 8-K (Items 5.02 and 9.01) filed with the Commission on May 1, 2008 (File No. 000-26809).